First Quarter 2014 Earnings Release

BMO Financial Group Reports Net Income of $1.1 Billion for the First Quarter of 2014

Financial Results Highlights:

First Quarter 2014 Compared with First Quarter 2013:

•	Net income of $1,061 million, up 2%; adjusted net income[1] of $1,083 million, up 5%

•	EPS[2] of $1.58, up 5%; adjusted EPS[1,2] of $1.61, up 7%

•	ROE of 14.2%, compared with 14.9%; adjusted ROE[1] of 14.5%, compared with 14.8%

•	Provisions for credit losses of $99 million, compared with $178 million; adjusted provisions for credit losses[1] of $99 million, compared with $96 million

•	Basel III Common Equity Ratio is 9.3%

Toronto, February 25, 2014 – For the first quarter ended January 31, 2014, BMO Financial Group reported net income of $1,061 million or $1.58 per share on a reported basis and net income of $1,083 million or $1.61 per share on an adjusted basis.

“BMO’s first quarter results reflect continued revenue growth and strong operating group performance, especially in Canadian Personal and Commercial Banking. The bank is showing sustained momentum and a growing balance sheet,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“We gained market share in domestic personal lending complemented by double—digit growth in both commercial loans and deposits. Our U.S. commercial banking team also continued to deliver excellent volume growth with core commercial and industrial loans up 14% from a year ago. Margins were stable on both sides of the border, and Wealth Management and Capital Markets posted robust revenue growth.

“We recently announced an agreement to acquire F&C Asset Management, a diversified, U.K.—based investment manager. The acquisition will expand our BMO Global Asset Management business which had grown to over US$130 billion in assets under management and 175 investment professionals at the end of 2013.

“We’re seeing the benefits of our diversified North American presence. We have clear opportunities for growth across our U.S. businesses in an environment of improved household finances and growing consumer confidence. In addition, progress in debt ceiling and budget negotiations in the United States will benefit business investment and our large North American commercial banking platform,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a second quarter 2014 dividend of $0.76 per common share, unchanged from the preceding quarter and up $0.02 per share from a year ago, equivalent to an annual dividend of $3.04 per common share.

Our complete First Quarter 2014 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended January 31, 2014, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,061 million for the first quarter of 2014, up $25 million or 2% from a year ago.

Adjusted net income was $1,083 million, up $54 million or 5% from a year ago. There was continued momentum in Canadian P&C and Wealth Management, improved results from the prior quarter in U.S. P&C and solid results from BMO Capital Markets.

Operating Segment Overview

Canadian P&C

Net income was $484 million, up $37 million or 8% from a year ago. Adjusted net income was $486 million, up $36 million or 8% from the prior year. Results reflect continued momentum from the second half of last year with good revenue growth and a second consecutive quarter with above 2% operating leverage. Revenue was up $99 million or 7% year over year driven by strong volume growth across most products, partially offset by the impact of lower net interest margin. There was year-over-year loan growth of 10% and deposit growth of 11%. Expenses increased $33 million or 4% due to continued investment in the business.

In personal banking, there was strong loan and deposit growth of 10% and 9% respectively. Our recent BMO World Elite MasterCard® ‘UPGRADE’ campaign has been successful in attracting new customers to the Bank. In commercial banking, momentum continued with strong loan and deposit growth of 11% and 14%, respectively. We remain second in Canadian business banking loan market share for small and medium-sized loans. In both personal and commercial banking, we continue to make improvements in our processes, enabling front-line employees to spend more time acquiring more customers and strengthening existing relationships.

U.S. P&C (all amounts in US$)

Net income of $153 million decreased $27 million or 15% from a strong first quarter a year ago. Adjusted net income of $164 million declined $30 million or 15% from a year ago. The prior year included strong revenues on sales of newly originated mortgages, commercial lending fees, due to customers’ response to anticipated U.S. tax changes that accelerated commercial lending, and higher net interest margin. Adjusted net income was up $55 million compared to the prior quarter, benefiting from lower provisions for credit losses that were above trend in the fourth quarter.

There were year-over-year and quarterly sequential increases in average current loans and acceptances, led by continued strong growth in the core commercial and industrial loan portfolio. This portfolio increased by $3.0 billion or 14% from a year ago to $24.3 billion.

Growth in our commercial business and personal chequing and savings accounts was more than offset by planned reductions in higher-cost deposit products and a transfer of certain customer balances to Wealth Management at the beginning of the quarter, which resulted in a decline in deposits.

During the quarter, we were awarded 24 competitive Affordable Housing Program projects by the Federal Home Loan Bank of Chicago. These projects allow us to support our communities through the development of affordable housing, and also provide us with opportunities to cross-sell our products and services.

Wealth Management

Wealth Management continued to produce good results. Net income of $175 million increased $13 million or 8% from a year ago. Adjusted net income of $183 million also increased 8%. Adjusted net income in our traditional wealth businesses was $123 million, up $19 million or 17% from strong growth in client assets and increased transaction volumes. Adjusted net income in insurance was $60 million, down $4 million or 7%.

Assets under management and administration grew by $97 billion or 19% from a year ago to $597 billion, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

BMO InvestorLine was named the top bank-owned online brokerage firm in Canada for the third consecutive year in the 15th annual Globe and Mail ranking of online brokers and was also named Best Online Brokerage 2013 at the 19th annual Morningstar Awards.

In January, BMO announced an agreement on the terms of a cash offer to acquire all of the shares of F&C Asset Management plc (F&C), a diversified U.K.-based investment manager, at an aggregate purchase price of approximately £708 million ($1.3 billion) that would see F&C become part of BMO Financial Group. Subject to F&C shareholder approval and satisfaction of all regulatory and other conditions, the acquisition is expected to close after May 1, 2014.

BMO Financial Group First Quarter Report 2014 • 1

BMO Capital Markets

Net income for the current quarter was $277 million, down $21 million or 7% from the first quarter a year ago, as good revenue growth primarily from our U.S. businesses was more than offset by higher expenses, lower loan recoveries and a higher effective tax rate. Return on equity of 18.8% was strong, increasing 3.8% from 15.0% in the prior quarter. Revenues increased $79 million or 9% year over year due to good revenue performance in both the Investment and Corporate Banking and the Trading Products businesses, and in particular from our U.S. segment. Expenses increased $85 million or 16% year over year due to higher employee-related expenses, including severance, and increased support costs, both related to a changing business and regulatory environment.

Our continued focus on our core clients was recognized as BMO Capital Markets was selected during the quarter as a 2013 Greenwich Quality Leader in Canadian Mergers and Acquisitions and in Canadian Equity Capital Markets. We were also selected as a 2013 Greenwich Share Leader in Canadian Investment Banking and Canadian Debt Capital Markets for Market Penetration.

BMO Capital Markets participated in 374 new global issues in the quarter, including 192 corporate debt deals, 110 government debt deals and 72 equity transactions, raising $818 billion.

Corporate Services

Corporate Services net loss for the first quarter of 2014 was $41 million, compared with a net loss of $50 million a year ago. The adjusted net loss in the quarter was $41 million, compared with an adjusted net loss of $79 million a year ago. Beginning in the first quarter of 2014, credit-related items in respect of the purchased performing loan portfolio are included in adjusted results. Credit-related items consist of $79 million for the recognition in net interest income of a portion of the credit mark on the portfolio, a $34 million specific provision for credit losses and related income taxes of $17 million. Adjusted revenues were higher mainly due to credit-related revenue in respect of the purchased performing loan portfolio, partially offset by a group taxable equivalent basis (teb) offset that was $21 million higher than the prior year. Adjusted expenses were lower primarily due to lower support costs retained in Corporate and reduced costs associated with the impaired real estate secured asset portfolio. Adjusted recoveries of credit losses of $59 million improved by $8 million primarily due to a $58 million increase in recoveries on the purchased credit impaired loan portfolio from the prior year, partially offset by $34 million of provisions in respect of the purchased performing loan portfolio.

Adjusted Net Income

Adjusted net income was $1,083 million for the first quarter of 2014, up $54 million or 5% from a year ago. Adjusted earnings per share were $1.61, up 7% from $1.50 a year ago.

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. The only item excluded from first quarter 2014 results in the determination of adjusted results was the amortization of acquisition-related intangible assets of $31 million ($22 million after tax; $0.03 per share), which is charged to the operating groups. There was no net change in the collective allowance for credit losses. Previously, amounts excluded from adjusted results also included credit-related items in respect of the purchased performing loan portfolio, acquisition integration costs and run-off structured credit activities. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

2 • BMO Financial Group First Quarter Report 2014

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of February 25, 2014. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2014, as well as the audited consolidated financial statements for the year ended October 31, 2013, and the MD&A for fiscal 2013 in BMO’s 2013 Annual Report. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents
4	Summary Data – Reported		21	Non-GAAP Measures
5	Summary Data – Adjusted		22	Summary Quarterly Earnings Trends
6	Caution Regarding Forward-Looking Statements		23	Balance Sheet
6	Economic Review and Outlook		23	Transactions with Related Parties
6	Other Value Measures		23	Off-Balance Sheet Arrangements
7	Foreign Exchange		24	Accounting Policies and Critical Accounting Estimates
7	Net Income		24	Future Changes in Accounting Policies
8	Revenue		24	Regulatory Developments
9	Provisions for Credit Losses		25	Select Financial Instruments
10	Impaired Loans		25	Risk Management
10	Non-Interest Expense			25	Market Risk
10	Income Taxes			26	Liquidity and Funding Risk
11	Capital Management			28	Credit Rating
13	Eligible Dividends Designation			28	Insurance Risk
14	Review of Operating Groups’ Performance			29	Information and Cyber Security Risk
	14	Personal and Commercial Banking (P&C)		29	Derivative Transactions
		15 Canadian Personal and Commercial Banking (Canadian P&C)		29	Select Geographic Exposures
		16 U.S. Personal and Commercial Banking (U.S. P&C)	34	Other Investor and Media Information
	17	Wealth Management (WM)
	18	BMO Capital Markets
	19	Corporate Services, Including Technology and Operations

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at January 31, 2014, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2014, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

BMO Financial Group First Quarter Report 2014 • 3

Summary Data – Reported	Table 1

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Summary Income Statement
Net interest income	2,113	2,117	2,248
Non-interest revenue	2,009	2,021	1,784
Revenue	4,122	4,138	4,032
Provision for credit losses	99	189	178
Non-interest expense	2,684	2,580	2,570
Provision for income taxes	278	295	248
Net income	1,061	1,074	1,036
Attributable to bank shareholders	1,048	1,061	1,018
Attributable to non-controlling interest in subsidiaries	13	13	18
Net income	1,061	1,074	1,036

Common Share Data ($ except as noted)
Earnings per share	1.58	1.60	1.51
Earnings per share growth (%)	4.6	1.9	(6.8)
Dividends declared per share	0.76	0.74	0.72
Book value per share	45.60	43.22	40.13
Closing share price	68.06	72.62	62.99
Total market value of common shares ($ billions)	43.9	46.8	41.1
Dividend yield (%)	4.5	4.1	4.6

Financial Measures and Ratios (%)
Return on equity	14.2	14.8	14.9
Net income growth	2.5	0.1	(5.9)
Revenue growth	2.3	0.2	(0.8)
Non-interest expense growth	4.4	(3.7)	1.7
Efficiency ratio	65.1	62.3	63.8
Operating leverage	(2.1)	3.9	(2.5)
Net interest margin on average earning assets	1.62	1.69	1.87
Effective tax rate	20.8	21.6	19.3
Return on average assets	0.72	0.76	0.73
Provision for credit losses-to-average loans and acceptances (annualized)	0.14	0.27	0.28

Value Measures (% except as noted)
Average annual five-year total shareholder return	21.4	17.0	7.8
Average annual three-year total shareholder return	10.6	11.5	11.8
Twelve month total shareholder return	12.9	28.8	13.5
Net economic profit ($ millions) (1)	289	324	314

Balance Sheet (as at $ billions, except as noted)
Assets	593	537	542
Net loans and acceptances	290	279	259
Deposits	398	368	353
Common shareholders’ equity	29.4	27.8	26.2
Cash and securities-to-total assets ratio (%)	32.3	31.3	30.8

Capital Ratios (%)
Common Equity Tier 1 Capital Ratio	9.3	9.9	9.4
Tier 1 Capital Ratio	10.6	11.4	11.1
Total Capital Ratio	12.4	13.7	13.4

Net Income by Operating Group
Canadian P&C	484	458	447
U.S. P&C	166	102	179
Personal and Commercial Banking	650	560	626
Wealth Management	175	311	162
BMO Capital Markets	277	217	298
Corporate Services, including Technology and Operations (T&O)	(41)	(14)	(50)
BMO Financial Group net income	1,061	1,074	1,036
(1)	Net economic profit is a non-GAAP measure and is discussed in the Non-GAAP Measures section.

4• BMO Financial Group First Quarter Report 2014

Summary Data – Adjusted (1)	Table 2

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Adjusted Summary Income Statement
Net interest income	2,113	2,000	2,036
Non-interest revenue	2,009	2,010	1,776
Revenue	4,122	4,010	3,812
Provision for credit losses	99	140	96
Non-interest expense	2,653	2,485	2,444
Provision for income taxes	287	297	243
Net income	1,083	1,088	1,029
Attributable to bank shareholders	1,070	1,075	1,011
Attributable to non-controlling interest in subsidiaries	13	13	18
Net income	1,083	1,088	1,029

Adjusted Common Share Data
Earnings per share ($)	1.61	1.62	1.50
Earnings per share growth (%)	7.3	(1.2)	6.4

Adjusted Financial Measures and Ratios (%)
Return on equity	14.5	15.0	14.8
Net income growth	5.4	(2.5)	6.8
Revenue growth	8.2	3.5	3.3
Non-interest expense growth	8.5	2.9	4.0
Efficiency ratio	64.3	61.9	64.1
Operating leverage	(0.3)	0.6	(0.7)
Net interest margin on average earning assets	1.62	1.60	1.70
Effective tax rate	20.9	21.5	19.0

Adjusted Net Income By Operating Group
Canadian P&C	486	461	450
U.S. P&C	178	114	192
Personal and Commercial Banking	664	575	642
Wealth Management	183	318	168
BMO Capital Markets	277	217	298
Corporate Services, including T&O	(41)	(22)	(79)
BMO Financial Group net income	1,083	1,088	1,029
(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2014 • 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 30 to 31 of BMO’s 2013 Annual Report, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the level of default and losses on default were material factors we considered when establishing our expectations regarding the future performance of the transactions into which our credit protection vehicle has entered. Among the key assumptions were that the level of default and losses on default will be consistent with historical experience. Material factors that were taken into account when establishing our expectations regarding the future risk of credit losses in our credit protection vehicle and risk of loss to Bank of Montreal included industry diversification in the portfolio, initial credit quality by portfolio, the first-loss protection incorporated into the structure and the hedges into which Bank of Montreal has entered.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of this interim MD&A.

Economic Review and Outlook

The Canadian economy strengthened moderately in the second half of 2013, supported by firm consumer spending, a rebound in housing markets and stronger business investment. However, weaker exports and tighter fiscal policies held back the expansion. In the year ahead, Canadian exports are expected to increase in response to a weaker Canadian dollar and stronger global demand. The U.S. economy is gaining strength, the Eurozone economy is growing again and China’s economic slowdown has stabilized. Canadian consumer spending is projected to grow moderately in the face of elevated household debt, while residential construction should slow modestly. Consequently, growth in consumer credit and residential mortgages will likely continue to moderate. However, firmer exports should encourage an improvement in investment and business loan growth. Economic growth is expected to increase from approximately 1.8% in 2013 to 2.3% in 2014, lowering the unemployment rate to 6.8% by year end. Continued low inflation will likely encourage the Bank of Canada to maintain a steady interest rate policy for a fourth consecutive year. The Canadian dollar is projected to further weaken in the near term amid market expectations of a possible Bank of Canada interest rate reduction.

The U.S. economy overcame tighter fiscal policy, renewed political uncertainty and higher mortgage rates to grow strongly in the second half of 2013, as consumer spending and exports rose at the fastest rate in three years in the final quarter. Improved household finances, strong replacement demand for motor vehicles and a declining energy trade deficit should support the economy in 2014. In addition, the federal budget deal implies less fiscal restraint and diminished political uncertainty, which should support business investment. Demand for business credit and residential mortgages will likely strengthen, while demand for consumer loans should remain firm. Economic growth is projected to increase from 1.9% last year to 2.8% in 2014, the fastest growth since 2005, reducing the unemployment rate to 6.1% by year-end. While the Federal Reserve will likely maintain a low interest-rate policy for at least another year, it is expected to continue reducing purchases of fixed-income securities, resulting in moderate upward pressure on longer-term interest rates.

The U.S. Midwest region, that includes the six states in BMO’s U.S. footprint, grew approximately 1.6% in 2013, held back by fiscal consolidation. However, we expect stronger growth of 2.5% in 2014 due to strengthening exports and increased automotive production.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Other Value Measures

BMO’s average annual total shareholder returns for the one-year, three-year and five-year periods ending January 31, 2014, were 12.9%, 10.6% and 21.4%, respectively.

6• BMO Financial Group First Quarter Report 2014

Return on equity (ROE) was 14.2% in the first quarter of 2014 and adjusted ROE was 14.5%, compared to 14.9% and 14.8%, respectively, in the first quarter a year ago. ROE was impacted by common shareholders’ equity growing at a higher rate than income, in part as a result of foreign exchange gains on our U.S. operations recognized in shareholders’ equity as a result of the stronger U.S. dollar.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, recoveries of credit losses and income taxes were increased relative to the fourth quarter of 2013 and the first quarter of 2013 by the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 9% from a year ago and 4% from the average of the fourth quarter. BMO may execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

This Foreign Exchange section contains forward-looking statements. Pease see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q1-2014
(Canadian $ in millions, except as noted)	vs Q1-2013	vs Q4-2013
Canadian/U.S. dollar exchange rate (average)
Current period	1.0800	1.0800
Prior period	0.9953	1.0421

Effects on reported results
Increased net interest income	57	25
Increased non-interest revenue	46	21
Increased revenues	103	46
Increased expenses	(75)	(33)
Increased recovery of credit losses	3	1
Increased income taxes	(8)	(4)
Increased net income before impact of hedges	23	10
Hedging losses	(4)	(4)
Income taxes thereon	1	1
Increased reported net income	20	7

Effects on adjusted results
Increased net interest income	51	22
Increased non-interest revenue	46	21
Increased revenues	97	43
Increased expenses	(72)	(32)
Increased recovery of credit losses	6	3
Increased income taxes	(8)	(4)
Increased adjusted net income before impact of hedges	23	10
Hedging losses	(4)	(4)
Income taxes thereon	1	1
Increased adjusted net income	20	7

  Adjusted results in this section are non-GAAP amounts or non-GAAP Measures. Please see the non-GAAP Measures section.

Net Income

Q1 2014 vs Q1 2013

Net income was $1,061 million for the first quarter of 2014, up $25 million or 2% from a year ago. EPS was $1.58, up $0.07 or 5% from a year ago.

Adjusted net income was $1,083 million, up $54 million or 5% from a year ago. The impact of the stronger U.S. dollar increased adjusted net income growth by $20 million or 2%. Adjusted EPS was $1.61, up $0.11 or 7% from a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

On an adjusted basis, net income growth was driven by good growth in Canadian P&C and Wealth Management. Canadian P&C results reflected strong volume growth across most products, partially offset by lower net interest margin. Wealth Management had strong results in traditional wealth businesses with a 17% increase in adjusted net income, partially offset by lower net income in insurance. BMO Capital Markets was down, as good revenue growth primarily from our U.S. businesses was more than offset by higher expenses, lower loan recoveries and a higher effective tax rate. U.S. P&C net income decreased from a strong first quarter a year ago that included strong revenue on sales of newly originated mortgages, commercial lending fees and higher net interest margin. Corporate Services adjusted results improved due to performance in the purchased loan portfolios and lower expenses.

Q1 2014 vs Q4 2013

Net income decreased $13 million and EPS decreased $0.02. Adjusted net income decreased $5 million and adjusted EPS decreased by $0.01. The impact of the stronger U.S. dollar increased adjusted net income growth by $7 million or 1%.

On an adjusted basis, net income decreased relative to the fourth quarter due to higher securities gains in the prior quarter and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year. Net income growth in Canadian P&C was driven by increased revenues reflecting higher volumes across most products. U.S. P&C adjusted net income increased,

BMO Financial Group First Quarter Report 2014 • 7

primarily driven by reductions in provisions for credit losses, which were above trend in the previous quarter. Net income decreased in Wealth Management primarily due to a $121 million after-tax security gain in the prior quarter and lower net income in insurance, primarily due to lower benefits from changes in our investment portfolio to improve asset-liability management. BMO Capital Markets results were up primarily due to higher revenues across the businesses. Corporate Services adjusted results decreased due to lower recoveries of credit losses.

Adjusted results in this Net Income section are Non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

Revenue

Q1 2014 vs Q1 2013

Total revenue of $4,122 million increased $90 million or 2% from the first quarter last year. Adjusted revenue increased $310 million or 8% to $4,122 million. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased by $217 million or 6%. Canadian P&C had good results due to the effect of strong volume growth across most products, partially offset by the impact of lower net interest margin. Wealth Management revenue increased from a year ago due to growth in client assets and increased transaction volumes. BMO Capital Markets had good revenue performance from Investment and Corporate Banking businesses, driven by higher equity underwriting volumes, higher securities gains in corporate banking and merchant banking activities. Trading Products businesses performed well mainly due to higher trading revenues and securities commissions and fees. U.S. P&C revenues decreased on a U.S. dollar basis from a strong first quarter a year ago that included strong revenues on sales of newly originated mortgages, commercial lending fees, due to customers’ response to anticipated U.S. tax changes that accelerated commercial lending, and higher net interest margin. Adjusted revenues improved in Corporate Services mainly due to the inclusion, commencing this quarter, of credit-related revenue in respect of the purchased performing loan portfolio, partially offset by a higher group teb offset.

Net interest income decreased $135 million or 6% from a year ago to $2,113 million in the first quarter of 2014. Adjusted net interest income increased $77 million or 4% to $2,113 million, due to revenue from the purchased performing loan portfolio and volume growth in the P&C businesses, partially offset by a lower net interest margin. BMO’s overall net interest margin decreased on a reported basis by 25 basis points from a year ago to 1.62%. Adjusted net interest margin decreased by 8 basis points to 1.62%. Average earning assets in the first quarter of 2014 increased $39.8 billion or 8% relative to a year ago, including a $15.7 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $225 million or 13% from the first quarter a year ago to $2,009 million. Adjusted non-interest revenue increased $233 million or 13% to $2,009 million, with the majority of the increase driven by good performance in BMO Capital Markets and Wealth Management. There were significant increases in trading revenues, and most other types of non-interest revenue increased, with the exception of underwriting fees and card fees.

Q1 2014 vs Q4 2013

Revenue decreased $16 million from the fourth quarter. Adjusted revenue increased $112 million or 3%. Excluding the impact of the stronger U.S. dollar, adjusted revenue increased by $73 million or 2%. Canadian P&C revenues increased 2%, reflecting higher volumes across most products. Revenue in Wealth Management decreased as prior quarter results included a $191 million security gain. Revenue in other traditional wealth businesses increased 4%, driven by growth in client assets. Investment and Corporate Banking revenue performance in BMO Capital Markets improved on higher equity underwriting fees and securities gains in corporate banking. Trading Products revenues were significantly stronger on improved market conditions and higher client activity. U.S. P&C revenues increased moderately on a U.S. dollar basis primarily due to loan growth and stable net interest margin. Corporate Services adjusted revenues were higher mainly due to the inclusion, commencing this quarter, of credit-related revenue in respect of the purchased performing loan portfolio, partially offset by a variety of other items, none of which were individually significant.

Net interest income decreased $4 million. Adjusted net interest income increased $113 million or 6%, due to revenue from the purchased performing loan portfolio and volume growth in the P&C businesses. BMO’s overall net interest margin decreased by 7 basis points from the fourth quarter, while adjusted net interest margin increased 2 basis points. Average earning assets increased $19.7 billion or 4% from the fourth quarter, of which $7.0 billion related to the stronger U.S. dollar.

Non-interest revenue decreased $12 million and adjusted non-interest revenue was essentially unchanged. Increases in most categories were more than offset by significantly lower securities gains, insurance income and other income.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

8• BMO Financial Group First Quarter Report 2014

Adjusted Net Interest Margin on Average Earning Assets (teb)*	Table 4

(In basis points)	Q1-2014	Q4-2013	Q1-2013
Canadian P&C	261	260	270
U.S. P&C	383	382	412
Personal and Commercial Banking	293	290	306
Wealth Management	273	289	287
BMO Capital Markets	48	54	57
Corporate Services, including T&O**	nm	nm	nm
Total BMO adjusted net interest margin (1)	162	160	170
Total BMO reported net interest margin	162	169	187
Total Canadian Retail (reported and adjusted)***	260	260	268
*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

(1) These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

Provisions for Credit Losses

Q1 2014 vs Q1 2013

The total provision for credit losses (PCL) was $99 million, a decrease of $79 million from the prior year. Adjusted PCL increased by $3 million from the prior year. There was no net change to the collective allowance year over year.

Canadian P&C provisions increased by $13 million to $141 million, resulting from higher commercial losses partially offset by lower provisions in the consumer portfolio. Wealth Management provisions decreased by $3 million. Recoveries of credit losses in BMO Capital Markets were $14 million lower due to lower recoveries combined with new provisions this quarter. U.S. P&C provisions of $19 million decreased by $13 million due to improvements in the consumer portfolio. Corporate Services adjusted recoveries of $59 million improved by $8 million. Recoveries on the purchased credit impaired loan portfolio increased $58 million from the prior year. Beginning in the first quarter of 2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio and include a $34 million specific provision for credit losses.

Q1 2014 vs Q4 2013

The total PCL decreased by $90 million to $99 million from the prior quarter. Adjusted PCL decreased by $41 million from the prior quarter. There was no net change to the collective allowance from the prior quarter.

Canadian P&C provisions decreased by $25 million due to a combination of lower write-offs and higher recoveries. Wealth Management provisions were relatively stable quarter over quarter. Recoveries of credit losses in BMO Capital Markets were $16 million lower due to lower recoveries combined with new provisions this quarter. U.S. P&C provisions decreased significantly by $77 million from the above trend provisions in the previous quarter, and benefited from higher recoveries in the current quarter. Corporate Services adjusted recoveries decreased by $47 million primarily due to the inclusion of specific provisions in respect of the purchased performing loan portfolio. Recoveries on the purchased credit impaired loan portfolio increased $13 million from the prior quarter.

Adjusted results in this Provisions for Credit Losses section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013
Canadian P&C	141	166	128
U.S. P&C	19	96	32
Personal and Commercial Banking	160	262	160
Wealth Management	(1)	1	2
BMO Capital Markets	(1)	(17)	(15)
Corporate Services, including T&O (1) (2)	(59)	(106)	(51)
Adjusted provision for credit losses	99	140	96
Purchased performing loans (1)	-	49	82
Provision for credit losses	99	189	178
(1)	Effective Q1-2014, Corporate Services adjusted results include credit-related items in respect of the purchased performing loan portfolio, including $34 million specific provisions for credit losses.
(2)	Corporate Services results include purchased credit impaired loan recoveries of $117 million in Q1-2014 ($72 million after tax); $104 million in Q4-2013 ($64 million after tax); and $59 million in Q1-2013 ($37 million after tax).

This table contains adjusted results and measures, which are Non-GAAP. Please see the Non-GAAP Measures section.

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013
New specific provisions	358	455	418
Reversals of previously established allowances	(48)	(64)	(82)
Recoveries of loans previously written-off	(211)	(202)	(158)
Provision for credit losses	99	189	178
PCL as a % of average net loans and acceptances (annualized)	0.14	0.27	0.28

BMO Financial Group First Quarter Report 2014 • 9

Impaired Loans

Total gross impaired loans (GIL) were $2,482 million at the end of the current quarter, down from $2,544 million in the fourth quarter of 2013 and from $2,912 million a year ago. The stronger U.S. dollar raised GILs by $105 million relative to the fourth quarter of 2013 and $172 million relative to a year ago.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $642 million in the current quarter, up from $614 million in the fourth quarter of 2013 and $630 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013
GIL, beginning of period	2,544	2,650	2,976
Classified as impaired during the period	642	614	630
Transferred to not impaired during the period	(154)	(164)	(156)
Net repayments	(446)	(247)	(289)
Amounts written-off	(203)	(269)	(235)
Recoveries of loans and advances previously written-off	-	-	-
Disposals of loans	(2)	(110)	(31)
Foreign exchange and other movements	101	70	17
GIL, end of period	2,482	2,544	2,912
GIL as a % of gross loans and acceptances	0.85	0.91	1.12
(1)	GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Non-Interest Expense

Non-interest expense increased $114 million or 4% from the first quarter a year ago to $2,684 million. Adjusted non-interest expense increased $209 million or 8% to $2,653 million, primarily due to higher employee-related expenses, including severance, and increased technology and support costs related to a changing business and regulatory environment. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $137 million or 6%.

Non-interest expense increased $104 million or 4% relative to the fourth quarter. Adjusted non-interest expense increased $168 million or 7%, primarily due to $66 million of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and higher severance costs. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $136 million or 5%.

Year-over-year operating leverage on a reported basis was negative 2.1% and adjusted operating leverage was negative 0.3%. On a basis that adjusts for the security gain in the prior quarter and the current quarter stock-based compensation mentioned above, the quarter-over-quarter adjusted operating leverage was positive.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $278 million increased $30 million from the first quarter of 2013 and decreased $17 million from the fourth quarter of 2013. The effective tax rate for the quarter was 20.8%, compared with 19.3% a year ago and 21.6% in the fourth quarter of 2013.

The adjusted provision for income taxes of $287 million increased $44 million from a year ago and decreased $10 million from the fourth quarter of 2013. The adjusted effective tax rate was 20.9% in the current quarter, compared with 19.0% a year ago and 21.5% in the fourth quarter of 2013. The higher adjusted tax rate in the current quarter relative to the first quarter of 2013 was primarily due to lower recoveries of prior periods’ income taxes. The lower adjusted tax rate in the current quarter relative to the fourth quarter of 2013 was primarily due to a lower proportion of income from higher tax-rate jurisdictions. The adjusted tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10• BMO Financial Group First Quarter Report 2014

Capital Management

First Quarter 2014 Regulatory Capital Review

BMO’s capital position remains strong, with a Common Equity Tier 1 (CET1) Ratio of 9.3% at January, 31, 2014.

The CET1 Ratio decreased by 60 basis points from 9.9% at October 31, 2013, due to reductions of approximately: 50 basis points due to higher business driven source currency risk-weighted assets (RWA); 20 basis points due to the newly implemented Credit Valuation Adjustment (CVA) risk capital charge; 10 basis points due to changes in IFRS accounting standards; and 5 basis points due to the net impact of a strengthening U.S. dollar; net of a 25 basis point benefit from increased retained earnings.

The RWA of $240 billion at January 31, 2014, increased by $25 billion from October 31, 2013, primarily resulting from approximately $11 billion due to increased business driven source currency RWA, approximately $6 billion due to the impact of the newly implemented CVA adjustment and IFRS accounting changes, and approximately $6 billion due to the impact of the strengthening U.S. dollar.

Business driven source currency RWA increased due to increased credit risk RWA across all groups and increased market risk RWA in BMO Capital Markets. A portion of these market risk increases are temporary.

The CVA RWA resulted from OSFI’s decision to begin phasing in the CVA risk capital charge in the first quarter of 2014. The CET1 CVA risk capital charge applicable to BMO for CET1 during fiscal 2014, and for Tier 1 and Total Capital during the first and second quarter of 2014, will be 57% of the fully-implemented charge. This will increase each year until it reaches 100% by 2019.

CET1 capital at January 31, 2014, was $22.3 billion, up $1.1 billion from October 31, 2013, due mainly to retained earnings growth and the net impact of foreign exchange movements on U.S.-dollar-denominated investments in foreign operations and related hedges.

The bank’s Tier 1 and Total Capital Ratios were 10.6% and 12.4%, respectively, at January 31, 2014, compared with 11.4% and 13.7%, respectively, at October 31, 2013. These ratios decreased from last quarter primarily due to the same factors that caused the decrease in the CET1 Ratio, as described above, and due to the additional 10% phase-out of non-qualifying Tier 1 and Tier 2 Capital in January 2014.

OSFI has recently announced the Assets-to-Capital Multiple (ACM), based on Total Capital, will be discontinued in 2015. BMO’s ACM was 17.4 at January 31, 2014. BMO’s ACM increased from 15.6 at October 31, 2013, primarily due to balance sheet growth.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity. However, when coupled with the foreign exchange impact of U.S.-dollar-denominated RWA on Canadian-dollar equivalent RWA, and with the impact of U.S.-dollar-denominated capital deductions on our Canadian dollar capital, this may result in variability in the bank’s capital ratios. BMO may hedge the risk of foreign exchange gains or losses by funding its foreign investments in U.S. dollars or, alternatively, to offset the impact of foreign exchange rate changes on the bank’s capital ratios, may enter into derivative contracts, such as forward currency contracts, or elect to fund its investments in Canadian dollars.

Pages 61 to 65 and pages 92 to 94 of BMO’s 2013 Annual Report provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Other Capital Developments

On January 24, 2014, we announced our intention to redeem all of our Non-cumulative Class B Preferred Shares Series 18 on February 25, 2014, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On January 28, 2014, we announced an agreement to acquire F&C. Assuming a third quarter close, which is subject to F&C shareholder approval and the satisfaction of all regulatory and other conditions, the acquisition is expected to reduce BMO’s CET1 Ratio by approximately 75 basis points.

During the quarter, 468,000 common shares were issued through the exercise of stock options.

On January 30, 2014, we announced that we had received approvals from the Toronto Stock Exchange (TSX) and OSFI to proceed with a normal course issuer bid through the facilities of the TSX to purchase, for cancellation, up to 15 million of BMO’s common shares commencing February 1, 2014, and ending January 31, 2015. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. We do not expect to be active under the normal course issuer bid until after closing of the agreement to acquire F&C, described above. The bank will regularly consult with OSFI before making purchases under the bid. Over the term of the previous bid we purchased 10.7 million of common shares at an average price of $62.88 per share.

On February 25, 2014, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.76 per common share, unchanged from the preceding quarter and up $0.02 per share from a year ago. The dividend reflects our strong capital position and the success of our business strategies.

The dividend is payable May 27, 2014, to shareholders of record on May 1, 2014. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the dividend reinvestment and share purchase plan.

BMO Financial Group First Quarter Report 2014 • 11

Economic Capital Review

Economic capital is a measure of our internal assessment of the risks underlying BMO’s business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should adverse situations arise, and allows returns to be measured on a basis that considers the risks taken. Economic capital is calculated for various types of risk – credit, market (trading and non-trading), operational and business – based on a one-year time horizon. Economic capital is a key element of our risk-based capital management and Internal Capital Adequacy Assessment Process framework.

Economic Capital and RWA by Operating Group and Risk Type

As at January 31, 2014

12• BMO Financial Group First Quarter Report 2014

Qualifying Regulatory Capital and Risk-Weighted Assets	Table 8

	All-in (1)	Transitional (2)	All-in (1)	Transitional (2)
(Canadian $ in millions)	Q1-2014	Q1-2014	Q4-2013	Q4-2013
Gross Common Equity (3)	29,391	29,391	28,144	28,144
Regulatory adjustments applied to Common Equity	(7,051)	(1,465)	(6,917)	9
Common Equity Tier 1 capital (CET1)	22,340	27,926	21,227	28,153
Additional Tier 1 Eligible Capital (4)	3,457	3,457	3,781	3,781
Regulatory adjustments applied to Tier 1	(415)	(3,256)	(409)	(3,781)
Additional Tier 1 capital (AT1)	3,042	201	3,372	-
Tier 1 capital (T1 = CET1 + AT1)	25,382	28,127	24,599	28,153
Tier 2 Eligible Capital (5)	4,321	4,321	4,951	4,951
Regulatory adjustments applied to Tier 2	(50)	(12)	(50)	(13)
Tier 2 capital (T2)	4,271	4,309	4,901	4,938
Total capital (TC = T1 + T2)	29,653	32,436	29,500	33,091
Total risk-weighted assets	240,076	246,232	215,094	232,501

Capital Ratios (%)
CET1 Ratio	9.3	11.3	9.9	12.1
Tier 1 Capital Ratio	10.6	11.4	11.4	12.1
Total Capital Ratio	12.4	13.2	13.7	14.2
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Transitional regulatory capital assumes that all Basel III regulatory capital adjustments are phased in from January 1, 2014, to January 1, 2018, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(3)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(4)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(5)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at February 19, 2014	Number of shares or dollar amount (in millions)

Common shares	645
Class B Preferred Shares
Series 13	$ 350
Series 14	$ 250
Series 15	$ 250
Series 16 (1)	$ 157
Series 17 (1)	$ 143
Series 18 (2)	$ 150
Series 21	$ 275
Series 23	$ 400
Series 25	$ 290

Stock options
– vested	8.7
– non-vested	6.8

(1)	In August 2013, approximately 5.7 million Series 16 Preferred Shares were converted into Series 17 Preferred Shares on a one-for-one basis.
(2)	On January 24, 2014, we announced our intention to redeem our Series 18 Preferred Shares on February 25, 2014

Details on share capital are outlined in Note 20 to the audited consolidated financial statements on page 163 of BMO’s 2013 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group First Quarter Report 2014 • 13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2014.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the acquired loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the acquired portfolio. Certain integration and restructuring costs, run-off structured credit activities and changes in the collective allowance are also included in Corporate Services.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 to the unaudited interim consolidated financial statements.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the first quarter of 2014 totalled $85 million, down from $89 million in the fourth quarter of 2013 and up from $64 million in the first quarter of 2013.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Net interest income (teb)	1,800	1,743	1,710
Non-interest revenue	550	539	536

Total revenue (teb)	2,350	2,282	2,246
Provision for credit losses	160	262	160
Non-interest expense	1,314	1,268	1,237

Income before income taxes	876	752	849
Income taxes (teb)	226	192	223

Reported net income	650	560	626

Adjusted net income	664	575	642

Net income growth (%)	3.8	(2.0)	5.5
Revenue growth (%)	4.6	2.1	(1.8)
Non-interest expense growth (%)	6.3	2.0	(2.5)
Return on equity (%)	16.4	15.0	18.2
Adjusted return on equity (%)	16.8	15.4	18.7
Operating leverage (%)	(1.7)	0.1	0.7
Adjusted operating leverage (%)	(2.0)	(0.3)	0.4
Efficiency ratio (%) (teb)	55.9	55.6	55.1
Adjusted efficiency ratio (%) (teb)	55.1	54.6	54.1
Net interest margin on average earning assets (%) (teb)	2.93	2.90	3.06
Average earning assets ($ billions)	244.0	238.2	221.7

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

14• BMO Financial Group First Quarter Report 2014

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Net interest income (teb)	1,194	1,166	1,123
Non-interest revenue	408	400	380

Total revenue (teb)	1,602	1,566	1,503
Provision for credit losses	141	166	128
Non-interest expense	813	791	780

Income before income taxes	648	609	595
Provision for income taxes (teb)	164	151	148

Reported net income	484	458	447

Adjusted net income	486	461	450

Personal revenue	1,057	1,031	995
Commercial revenue	545	535	508
Net income growth (%)	8.2	5.1	3.0
Revenue growth (%)	6.5	4.2	-
Non-interest expense growth (%)	4.2	1.7	1.2
Operating leverage (%)	2.3	2.5	(1.2)
Efficiency ratio (%) (teb)	50.8	50.5	51.9
Net interest margin on average earning assets (%) (teb)	2.61	2.60	2.70
Average earning assets ($ billions)	181.2	178.2	165.2

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2014 vs Q1 2013

Canadian P&C net income of $484 million increased $37 million or 8% from a year ago, continuing the momentum from the second half of 2013. Revenue was up $99 million or 7% from the prior year due to the effects of strong volume growth across most products, partially offset by the impact of lower net interest margin, which was down 9 basis points to 2.61%. Operating leverage was above 2% for a second consecutive quarter.

In the personal banking segment, revenue increased $62 million or 6% year over year reflecting higher volumes across most products, partially offset by the impact of lower net interest margin. Total personal lending balances (excluding credit cards) increased 10%. Personal deposit balances increased 9% year over year mainly due to increased volumes in term deposit products.

In the commercial banking segment, revenue increased $37 million or 7% reflecting higher volumes across most products, partially offset by the impact of lower net interest margin. Balance growth in commercial loans and deposits continued to be strong, increasing 11% and 14% year over year respectively.

Provisions for credit losses increased $13 million or 10% due to higher commercial losses partially offset by lower provisions in the consumer portfolio. Non-interest expense increased $33 million or 4% due to continued investment in the business. We continue to actively manage expenses, including simplifying our core processes.

Average current loans and acceptances increased $17.0 billion or 10% from a year ago, and deposits increased $12.2 billion or 11%.

Q1 2014 vs Q4 2013

Net income increased $26 million or 6% from last quarter due to higher revenues and lower provisions for credit losses, partially offset by higher expenses. Revenues increased $36 million from the prior quarter reflecting higher volumes across most products. Net interest margin increased 1 basis point to 2.61%.

Personal revenue increased $26 million due to higher volumes across most products including higher retail cards revenues.

Commercial revenue increased $10 million from the prior quarter due to higher volumes across most products.

Provisions for credit losses decreased $25 million due to a combination of lower write-offs and higher recoveries. Non-interest expense increased by $22 million due to higher volume-driven costs and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average current loans and acceptances increased $3.0 billion or 2% from last quarter, while deposits increased $4.5 billion or 4%.

BMO Financial Group First Quarter Report 2014 • 15

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Net interest income (teb)	561	554	589
Non-interest revenue	132	134	157

Total revenue (teb)	693	688	746
Provision for credit losses	18	92	33
Non-interest expense	464	458	459

Income before income taxes	211	138	254
Provision for income taxes (teb)	58	40	74

Reported net income	153	98	180

Adjusted net income	164	109	194

Net income growth (%)	(14.8)	(28.7)	14.1
Adjusted net income growth (%)	(15.0)	(28.2)	11.1
Revenue growth (%)	(7.2)	(7.1)	(3.6)
Non-interest expense growth (%)	1.1	(2.7)	(6.6)
Adjusted non-interest expense growth (%)	2.0	(1.7)	(6.1)
Operating leverage (%)	(8.3)	(4.4)	3.0
Adjusted operating leverage (%)	(9.2)	(5.4)	2.5
Efficiency ratio (%) (teb)	67.0	66.7	61.5
Adjusted efficiency ratio (%) (teb)	64.6	64.1	58.8
Net interest margin on average earning assets (%) (teb)	3.83	3.82	4.12
Average earning assets ($ billions)	58.1	57.5	56.7

(Canadian $ equivalent in millions, except as noted)
Net interest income (teb)	606	577	587
Non-interest revenue	142	139	156

Total revenue (teb)	748	716	743
Provision for credit losses	19	96	32
Non-interest expense	501	477	457

Income before income taxes	228	143	254
Provision for income taxes (teb)	62	41	75

Reported net Income	166	102	179
Adjusted net income	178	114	192
Average earning assets (US$ billions)	62.8	59.9	56.5

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2014 vs Q1 2013 (in US$)

Net income of $153 million decreased $27 million or 15% from a strong first quarter a year ago. Adjusted net income of $164 million also declined 15%.

Revenues of $693 million decreased $53 million or 7% from the prior year, which included strong revenues on sales of newly originated mortgages, commercial lending fees, due to customers’ response to anticipated U.S. tax changes that accelerated commercial lending, and higher net interest margin. Net interest margin decreased by 29 basis points due to a decline in loan spreads due to competitive pricing and a decline in deposit spreads given the low-rate environment.

Provisions for credit losses were $18 million, down $15 million due to improvements in the consumer portfolio. Non-interest expense of $464 million increased $5 million or 1%. Adjusted non-interest expense of $448 million was $9 million or 2% higher than last year primarily due to a changing regulatory environment.

Average current loans and acceptances increased $1.4 billion year over year to $52.4 billion. The core commercial and industrial loan portfolio continues to grow, increasing $3.0 billion or 14% from a year ago to $24.3 billion. In addition, our indirect auto and commercial real estate portfolios reflected year-over-year growth. As expected, there were decreases in certain loan portfolios, including our mortgage loan portfolio, due to the effects of our continued practice of selling most mortgage originations. Average deposits of $58.9 billion declined $0.9 billion year over year, due to growth in our commercial business and in our personal chequing and savings accounts being more than offset by a planned reduction in higher-cost personal money market and time deposit accounts, in addition to a transfer of certain customer balances to Wealth Management at the beginning of the current period.

Q1 2014 vs. Q4 2013 (in US$)

Net income increased $55 million or 57% and adjusted net income increased $55 million or 50% from the prior quarter, primarily driven by reductions in provisions for credit losses, which were above trend in the previous quarter.

Revenue increased $5 million or 1%, primarily due to loan growth and stable net interest margin.

Provisions for credit losses decreased significantly by $74 million from above trend provisions in the previous quarter, and benefited from higher recoveries in the current quarter. Non-interest expense increased $6 million or 1%. Adjusted non-interest expense increased $8 million or 2% with approximately half due to higher stock-based compensation for employees that are eligible to retire that is recognized in the first quarter of each year.

Average current loans and acceptances increased by $0.4 billion from the prior quarter, our fifth consecutive quarter of positive growth. Average deposits increased by $0.1 billion from the prior quarter.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

16• BMO Financial Group First Quarter Report 2014

Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Net interest income (teb)	140	145	136
Non-interest revenue	727	895	642

Total revenue (teb)	867	1,040	778
Provision for (recovery of) credit losses	(1)	1	2
Non-interest expense	644	602	571

Income before income taxes	224	437	205
Provision for income taxes (teb)	49	126	43

Reported net income	175	311	162

Adjusted net income	183	318	168

Net income growth (%)	7.7	90.0	53.5
Adjusted net income growth (%)	8.3	88.2	51.8
Revenue growth (%)	11.4	32.7	11.9
Non-interest expense growth (%)	12.9	7.4	2.5
Adjusted non-interest expense growth (%)	12.7	7.1	2.3
Return on equity (%)	20.8	41.1	23.0
Adjusted return on equity (%)	21.7	42.0	23.9
Operating leverage (%)	(1.5)	25.3	9.4
Adjusted operating leverage (%)	(1.3)	25.6	9.6
Efficiency ratio (%) (teb)	74.3	57.9	73.3
Adjusted efficiency ratio (%) (teb)	73.1	57.1	72.3
Net interest margin on average earning assets (%) (teb)	2.73	2.89	2.87
Average earning assets ($ billions)	20.4	19.8	18.8

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	178	359	173
Non-interest expense	157	147	145
Reported net income	17	136	18
Adjusted net income	22	141	23
Average earning assets (US$ in billions)	2.9	2.8	2.6

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2014 vs Q1 2013

Wealth Management continued to produce good results. Net income for the quarter of $175 million increased $13 million or 8% from a year ago. Adjusted net income of $183 million increased $15 million or 8% from a year ago. Adjusted net income in our traditional wealth businesses was $123 million, up $19 million or 17% from a year ago. Strong results reflect growth in client assets and increased transaction volumes. Adjusted net income in insurance was $60 million, down $4 million or 7% from a year ago. The decrease was primarily due to lower benefits from changes in our investment portfolio to improve asset-liability management. There was continued growth in both the creditor and life insurance underlying businesses.

Revenue was $867 million, up $89 million or 11% from a year ago. Revenue in our traditional wealth businesses was $768 million, up $90 million or 13% from a year ago due to growth in client assets and increased transaction volumes. Insurance revenue was $99 million, down $1 million or 1% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $15 million or 2%.

Non-interest expense was $644 million, up $73 million or 13% from a year ago. Adjusted non-interest expense was $634 million, up $72 million or 13% due to higher revenue-based costs, higher support costs and timing of initiative spend. The stronger U.S. dollar increased adjusted expense by $13 million or 2%.

Assets under management and administration grew by $97 billion or 19% from a year ago to $597 billion, driven by market appreciation, the stronger U.S. dollar and growth in new client assets.

Q1 2014 vs Q4 2013

Net income was down $136 million or 44% and adjusted net income was down $135 million or 43% from the fourth quarter. Adjusted net income in our traditional wealth businesses was down $126 million or 51%, as prior quarter results included a $121 million after-tax security gain and the current quarter included $15 million after-tax impact of stock-based compensation for employees that are eligible to retire that is expensed in the first quarter of each year. Other traditional wealth businesses continued to perform well. Adjusted net income in insurance was down $9 million or 14%, primarily due to lower benefits from changes in our investment portfolio to improve asset-liability management. The underlying insurance businesses continued to perform well.

Revenue decreased $173 million or 17%. Revenue in our traditional wealth businesses decreased $163 million or 17%, due to a $191 million security gain in the prior quarter. Revenue in other traditional wealth businesses increased $28 million or 4%, driven by growth in client assets. Insurance revenue decreased $10 million or 9% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $7 million or 1%.

Non-interest expense increased $42 million or 7%. Adjusted non-interest expense also increased 7%. Half of the increase was due to stock-based compensation for employees eligible to retire. There were also higher revenue-based costs. The stronger U.S. dollar increased adjusted expense by $6 million or 1%.

Assets under management and administration grew by $45 billion or 8% primarily due to the stronger U.S. dollar and market appreciation.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP measures section.

BMO Financial Group First Quarter Report 2014 • 17

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Net interest income (teb)	261	279	289
Non-interest revenue	713	518	606

Total revenue (teb)	974	797	895
Recovery of credit losses	(1)	(17)	(15)
Non-interest expense	609	526	524

Income before income taxes	366	288	386
Provision for income taxes (teb)	89	71	88

Reported net income	277	217	298

Adjusted net income	277	217	298

Trading Products revenue	590	482	536
Investment and Corporate Banking revenue	384	315	359
Net income growth (%)	(7.2)	(29.3)	38.9
Revenue growth (%)	8.8	(10.9)	16.5
Non-interest expense growth (%)	16.3	(0.4)	6.6
Return on equity (%)	18.8	15.0	20.5
Operating leverage (%)	(7.5)	(10.5)	9.9
Efficiency ratio (%) (teb)	62.5	66.1	58.5
Net interest margin on average earning assets (%) (teb)	0.48	0.54	0.57
Average earning assets ($ billions)	217.0	204.9	201.1

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	348	278	287
Non-interest expense	229	210	209
Reported net income	88	60	84
Average earning assets (US$ in billions)	75.6	75.7	74.0

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q1 2014 vs Q1 2013

Net income of $277 million decreased by $21 million or 7% from the first quarter a year ago, as good revenue growth primarily from our U.S. businesses was more than offset by higher expenses, lower loan recoveries and a higher effective tax rate.

Revenues increased $79 million or 9% year over year due to good revenue performance across the businesses, and in particular from our U.S. segment. Investment and Corporate Banking businesses performed well, driven by higher equity underwriting volumes, higher securities gains in corporate banking and merchant banking activities. Trading Products businesses were supported by higher trading revenue, driven by higher interest rate trading and foreign exchange trading, as well as increased securities commissions and fees. The stronger U.S. dollar increased revenues by $29 million or 3% relative to the same period a year ago.

Recoveries of credit losses were lower by $14 million due to lower recoveries combined with new provisions this quarter. Expenses increased $85 million or 16% due to higher employee-related expenses, including severance, and increased support costs, both driven by a changing business and regulatory environment. The stronger U.S. dollar increased expenses by $19 million or 4% relative to the same period a year ago.

Q1 2014 vs Q4 2013

Net income increased $60 million or 27% from the previous quarter primarily due to higher revenues across the businesses. Revenue increased $177 million or 22%. Higher equity underwriting fees and securities gains in corporate banking drove improved performance in Investment and Corporate Banking. There was stronger Trading Products revenue, particularly in interest rate and equity trading, driven by improved market conditions and stronger client activity. The stronger U.S. dollar increased revenue by $13 million or 2% relative to the previous quarter.

Recoveries of credit losses were lower by $16 million due to a combination of lower recoveries and new provisions this quarter. Non-interest expense increased $83 million or 16% from the previous quarter, primarily due to higher employee-related expenses, including severance and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, as well as increased support costs, both driven by a changing business and regulatory environment. The stronger U.S. dollar increased expenses by $9 million or 2% relative to the previous quarter.

18• BMO Financial Group First Quarter Report 2014

Corporate Services, Including Technology and Operations	Table 15

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Net interest income before group teb offset	(3)	39	177
Group teb offset	(85)	(89)	(64)

Net interest income (teb)	(88)	(50)	113
Non-interest revenue	19	69	-

Total revenue (teb)	(69)	19	113
Provision for (recovery of) credit losses	(59)	(57)	31
Non-interest expense	117	184	238

Loss before income taxes	(127)	(108)	(156)
Recovery of income taxes (teb)	(86)	(94)	(106)

Reported net loss	(41)	(14)	(50)

Adjusted Results
Adjusted total revenue (teb)	(69)	(109)	(107)
Adjusted recovery of credit losses	(59)	(106)	(51)
Adjusted non-interest expense	117	120	143
Adjusted net loss	(41)	(22)	(79)

Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loans	14	(14)	(5)
Interest on impaired loans	10	12	13
Purchased credit impaired loans	(117)	(104)	(59)
Purchased performing loans	34	-	-

Recovery of credit losses, adjusted basis	(59)	(106)	(51)
Purchased performing loans	-	49	82

Provision for (recovery of) credit losses, reported basis	(59)	(57)	31

Average loans and acceptances	563	669	1,189
Period-end loans and acceptances	559	526	1,054

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(23)	28	126
Provision for (recovery of) credit losses	(48)	(95)	24
Non-interest expense	13	110	139
Recovery of income taxes (teb)	(5)	(7)	(30)

Reported net income (loss)	17	20	(7)
Adjusted total revenue (teb)	(23)	(66)	(86)
Adjusted recovery of credit losses	(57)	(102)	(55)
Adjusted non-interest expense	13	52	47
Adjusted net income (loss)	22	2	(32)

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, purchased loan accounting impacts and run-off structured credit activities. Corporate Services reported results in 2013 and prior reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section.

BMO Financial Group First Quarter Report 2014 • 19

Financial Performance Review

Q1 2014 vs Q1 2013

Corporate Services net loss for the first quarter of 2014 was $41 million, compared with a net loss of $50 million a year ago. The adjusted net loss in the quarter was $41 million, compared with an adjusted net loss of $79 million a year ago. Adjusted revenues were higher mainly due to the inclusion, commencing this quarter, of $79 million of credit-related revenue in respect of the purchased performing loan portfolio, partially offset by a group teb offset that was $21 million higher than the prior year. Adjusted expenses were lower primarily due to lower support costs retained in Corporate and reduced costs associated with the impaired real estate secured asset portfolio. Adjusted recoveries of credit losses of $59 million improved by $8 million primarily due to a $58 million increase in recoveries on the purchased credit impaired loan portfolio from the prior year, partially offset by $34 million of specific provision in respect of the purchased performing loan portfolio.

Q1 2014 vs Q4 2013

Corporate Services net loss for the first quarter of 2014 was $41 million, compared with a net loss of $14 million in the fourth quarter of 2013. The adjusted net loss in the quarter was $41 million, compared with a net loss of $22 million in the fourth quarter of 2013. Adjusted revenues were higher mainly due to the inclusion, commencing this quarter, of $79 million of credit-related revenue in respect of the purchased performing loan portfolio, partially offset by a variety of other items, none of which were individually significant. Adjusted expenses were marginally lower. Adjusted recoveries of credit losses decreased mainly due to $34 million of specific provisions in respect of the purchased performing loan portfolio.

Adjusted results in the foregoing Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20• BMO Financial Group First Quarter Report 2014

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 16 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Net economic profit represents net income available to common shareholders, before deduction for the after-tax impact of the amortization of acquisition-related intangible assets, less a charge for capital, and is considered a reasonable measure of added economic value.

Beginning in the first quarter of 2014, credit-related items on the purchased performing loan portfolio, acquisition integration costs and run-off structured credit activities are no longer adjusting items.

Non-GAAP Measures	Table 16

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q1-2013

Reported Results
Revenue	4,122	4,138	4,032
Provision for credit losses	(99)	(189)	(178)
Non-interest expense	(2,684)	(2,580)	(2,570)

Income before income taxes	1,339	1,369	1,284
Provision for income taxes	(278)	(295)	(248)

Net Income	1,061	1,074	1,036
EPS ($)	1.58	1.60	1.51

Adjusting Items (Pre-tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	49	128
Acquisition integration costs (2)	-	(60)	(92)
Amortization of acquisition-related intangible assets (3)	(31)	(31)	(31)
Decrease (increase) in the collective allowance for credit losses	-	-	-
Run-off structured credit activities (4)	-	26	7

Adjusting items included in reported pre-tax income	(31)	(16)	12

Adjusting Items (After tax) (1)
Credit-related items on the purchased performing loan portfolio (see below *)	-	30	79
Acquisition integration costs (2)	-	(37)	(57)
Amortization of acquisition-related intangible assets (3)	(22)	(22)	(22)
Decrease (increase) in the collective allowance for credit losses	-	(5)	-
Run-off structured credit activities (4)	-	20	7

Adjusting items included in reported net income after tax	(22)	(14)	7
Impact on EPS ($)	(0.03)	(0.02)	0.01

Adjusted Results
Revenue	4,122	4,010	3,812
Provision for credit losses	(99)	(140)	(96)
Non-interest expense	(2,653)	(2,485)	(2,444)

Income before income taxes	1,370	1,385	1,272
Provision for income taxes	(287)	(297)	(243)

Adjusted net income	1,083	1,088	1,029
EPS ($)	1.61	1.62	1.50

*Credit-related items on the purchased performing loan portfolio are comprised of the following amounts:
Revenue	-	98	210
Provision for credit losses	-	(49)	(82)

Increase in pre-tax income	-	49	128
Provision for income taxes	-	(19)	(49)

Increase in reported net income after tax	-	30	79

(1)	Adjusting items are included in Corporate Services with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	Acquisition integration costs are included in non-interest expense.
(3)	These expenses have been designated as adjusting items because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. They were charged to the non-interest expense of the operating groups as follows:
–	in the first quarter of 2014: Canadian P&C $3 million ($2 million after tax); U.S. P&C $18 million ($12 million after tax); and Wealth Management $10 million ($8 million after tax).
–	in the fourth quarter of 2013: Canadian P&C $3 million before and after tax; U.S. P&C $19 million ($12 million after tax); and Wealth Management $9 million ($7 million after tax).
–	in the first quarter of 2013: Canadian P&C $3 million before and after tax; U.S. P&C $19 million ($13 million after tax); and Wealth Management $9 million ($6 million after tax).
(4)	Primarily comprised of valuation changes associated with these activities that are mainly included in trading revenue in non-interest revenue.

BMO Financial Group First Quarter Report 2014 • 21

Summary Quarterly Earnings Trends (1)	Table 17

(Canadian $ in millions, except as noted)	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013	Q4-2012	Q3-2012	Q2-2012

Total revenue	4,122	4,138	4,000	3,893	4,032	4,129	3,827	3,908
Provision for credit losses – specific (see below)	99	189	56	174	178	216	229	195
Provision for (recovery of) credit losses – collective	-	-	20	(30)	-	(24)	8	-
Non-interest expense	2,684	2,580	2,526	2,550	2,570	2,679	2,457	2,473
Reported net income (see below)	1,061	1,074	1,123	962	1,036	1,073	962	1,020
Adjusted net income (see below)	1,083	1,088	1,122	984	1,029	1,116	1,005	974

Basic earnings per share ($)	1.58	1.60	1.67	1.41	1.51	1.57	1.41	1.51
Diluted earnings per share ($)	1.58	1.60	1.66	1.40	1.51	1.57	1.41	1.50
Adjusted diluted earnings per share ($)	1.61	1.62	1.66	1.44	1.50	1.64	1.47	1.43
Net interest margin on average earning assets (%)	1.62	1.69	1.78	1.82	1.87	1.86	1.90	1.92
Adjusted net interest margin on average earning assets (%)	1.62	1.60	1.65	1.67	1.70	1.70	1.72	1.78
Effective income tax rate (%)	20.8	21.6	19.7	19.8	19.3	14.7	15.1	17.8
Adjusted effective income tax rate (%)	20.9	21.5	19.2	19.0	19.0	17.1	16.0	18.5
Canadian/U.S. dollar exchange rate (average)	1.08	1.04	1.04	1.02	1.00	0.99	1.02	0.99

Provision for credit losses – specific
Canadian P&C	141	166	125	153	128	146	146	166
U.S. P&C	19	96	40	55	32	75	76	60

Personal and Commercial Banking	160	262	165	208	160	221	222	226
Wealth Management	(1)	1	(1)	1	2	11	5	1
BMO Capital Markets	(1)	(17)	2	(6)	(15)	(4)	-	19
Corporate Services, including T&O	(59)	(57)	(110)	(29)	31	(12)	2	(51)

BMO Financial Group provision for credit losses – specific	99	189	56	174	178	216	229	195

Reported net income:
Canadian P&C	484	458	486	421	447	436	452	426
U.S. P&C	166	102	149	151	179	135	136	141

Personal and Commercial Banking	650	560	635	572	626	571	588	567
Wealth Management	175	311	217	140	162	164	110	147
BMO Capital Markets	277	217	268	261	298	307	240	223
Corporate Services, including T&O	(41)	(14)	3	(11)	(50)	31	24	83

BMO Financial Group net income	1,061	1,074	1,123	962	1,036	1,073	962	1,020

Adjusted net income:
Canadian P&C	486	461	489	422	450	438	455	429
U.S. P&C	178	114	161	164	192	151	152	156

Personal and Commercial Banking	664	575	650	586	642	589	607	585
Wealth Management	183	318	224	147	168	169	116	152
BMO Capital Markets	277	217	269	262	298	308	240	223
Corporate Services, including T&O	(41)	(22)	(21)	(11)	(79)	50	42	14

BMO Financial Group adjusted net income	1,083	1,088	1,122	984	1,029	1,116	1,005	974

(1)	Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Summary Quarterly Earnings Trends

BMO’s quarterly earnings trends were reviewed in detail on pages 102 and 103 of BMO’s 2013 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 17 outlines summary results for the second quarter of fiscal 2012 through the first quarter of fiscal 2014. The table reflects changes in IFRS that are outlined in Note 1 to the unaudited interim consolidated financial statements.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Over the past two years, we have remained focused on executing our strategic priorities. Economic conditions have generally been stable to improving.

Canadian P&C has had good results in recent quarters with net income growth driven by stronger revenues and our operating leverage has been positive for the last two quarters. The improving revenue growth is due to more stable margins with continued strong balance growth.

Recent quarterly results in traditional wealth businesses have been strong and have grown on a relatively consistent basis, driven by growth in client assets, better markets and a focus on productivity. The fourth quarter of 2013 included a large security gain. Quarterly results in insurance have been subject to variability, resulting primarily from changes in long-term interest rates and investment portfolio changes.

Building on improving operating results from 2012, BMO Capital Markets continued to show strength through 2013, benefiting from an improved market environment which enabled us to deliver three quarters of good performance with higher revenue contributing to an overall strong net income performance. Results in the fourth quarter of 2013 were impacted by market uncertainty in both the United States and Canada, and contributed to both lower revenue and lower net income. Rebounding from the fourth quarter’s results, this

22• BMO Financial Group First Quarter Report 2014

quarter reflects higher net income, driven by increased client activity and more favourable market conditions across both the Investment and Corporate Banking and Trading Products businesses.

U.S. P&C had strong results in the first quarter of 2013 and results were relatively stable in the second and third quarters due to core commercial and industrial loan growth and lower expenses compared to the prior year, offsetting lower margins and balances in certain portfolios. Results in the fourth quarter of 2013 were negatively impacted by above trend provisions for credit losses. Results improved in the first quarter of 2014, primarily driven by reductions in provisions for credit losses. Net interest margin has declined relative to 2012, primarily due to lower loan spreads due to competitive pricing and a decline in deposit spreads given the low-rate environment.

Corporate Services quarterly net income can vary, in large part due to the inclusion of the adjusting items, which are largely recorded in Corporate Services, and recoveries of credit losses on the purchased credit impaired loan portfolio. Reduced recoveries in the first quarter of 2013 together with lower revenues and increased expenses lowered Corporate Services results that quarter. These recoveries increased in the last three quarters of 2013 and first quarter of 2014, increasing net income.

BMO’s PCL measured as a percentage of loans and acceptances has been trending lower in recent quarters relative to 2012, with the exception of an increase in the fourth quarter of 2013.

Fluctuations in exchange rates in 2012 and 2013 have been subdued. The U.S. dollar strengthened significantly in the first quarter of 2014. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for credit losses, income taxes and net income.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Balance Sheet

Total assets of $592.7 billion at January 31, 2014, increased $55.6 billion from October 31, 2013, including a $15.3 billion increase as a result of the stronger U.S. dollar. The increase primarily reflects growth in securities of $15.1 billion, securities borrowed or purchased under resale agreements of $13.8 billion, net loans and acceptances of $10.5 billion, derivative financial assets of $7.2 billion and cash, cash equivalents and interest bearing deposits with banks of $8.1 billion. All remaining assets increased by a combined $0.9 billion.

The $15.1 billion increase in securities was primarily due to an increase in trading securities, reflecting higher client-driven activities.

The $13.8 billion increase in securities borrowed or purchased under resale agreements was mainly due to increased client activities. This is commensurate with the increase in securities lent or sold under repurchase agreements.

The $10.5 billion increase in net loans and acceptances, included a $5.7 billion increase as a result of the stronger U.S. dollar. The remaining net loans and acceptances increase was primarily driven by loans to businesses and governments in the P&C businesses and BMO Capital Markets.

The $7.2 billion increase in derivative financial assets and the $4.9 billion increase in derivative financial liabilities were primarily due to the increase in the fair value of foreign exchange contracts.

The $8.1 billion increase in cash, cash equivalents and interest bearing deposits with banks was primarily due to increased balances held with central banks.

Liabilities and equity increased $55.6 billion from October 31, 2013, including a $15.3 billion increase as a result of the stronger U.S. dollar. The change primarily reflects increases in deposits of $30.0 billion, securities lent or sold under repurchase agreements of $15.9 billion, increases in derivative financial liabilities of $4.9 billion, securities sold but not yet purchased of $4.2 billion and shareholders’ equity of $1.5 billion. All remaining liabilities and equity decreased by a combined $0.9 billion.

The $30.0 billion increase in deposits included a $12.9 billion increase due to the stronger U.S. dollar. Business and government deposits increased $18.0 billion, half due to the stronger U.S. dollar and the remaining half due to increased wholesale funding issuances. Deposits by banks increased $6.3 billion and deposits by individuals increased $5.7 billion, with half driven by increases in Canadian P&C and Wealth Management and the remaining half driven by the impact of the stronger U.S. dollar.

Contractual obligations by year of maturity are outlined in Note 17 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The Bank’s policies and procedures for related party transactions did not materially change from October 31, 2013, as described in Note 27 to the audited consolidated financial statements on page 177 of BMO’s 2013 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities, and Guarantees, which are described on pages 65, 66 and 70 of BMO’s 2013 Annual Report as well as in Notes 5 and 7 to the unaudited interim consolidated financial statements. We consolidate all of our Structured Entities, except for certain

BMO Financial Group First Quarter Report 2014 • 23

Canadian customer securitization and structured finance vehicles. See the Select Financial Instruments section for comments on any significant changes to these arrangements during the quarter ended January 31, 2014.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in the notes to our audited consolidated financial statements for the year ended October 31, 2013, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Effective November 1, 2013, we adopted several new and amended accounting pronouncements issued by the IASB, which are outlined in Note 1 to the unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the Bank in the future, can be found in Note 1 to the audited consolidated financial statements on pages 132 and 133 of BMO’s 2013 Annual Report.

Regulatory Developments

Regulators in Canada, the United States and elsewhere are very active on a number of fronts, including consumer protection, capital markets activities, anti-money laundering, and the oversight and strengthening of risk management. These regulatory reforms can impact our operations when they pose financial costs, for example from increasing capital and liquidity requirements and cost of compliance in terms of infrastructure, and our failure to comply with laws and regulations could result in sanctions and financial penalties that could adversely affect our strategic flexibility, reputation and earnings.

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this MD&A and the recent U.S. regulatory developments set out below. For a more comprehensive discussion of U.S. regulatory developments, see the U.S. Regulatory Developments section on page 69 of BMO’s 2013 Annual Report.

As a bank holding company with total consolidated assets of US$50 billion or more, our U.S. subsidiary BMO Financial Corp. (BFC) is subject to the 2014 Comprehensive Capital Analysis and Review (CCAR) rules and processes, under which BFC participated in the annual stress testing and capital planning exercise conducted by the Board of Governors of the Federal Reserve System (FRB). BFC is required to demonstrate an ability to maintain a Tier 1 Common Ratio(1) of 5% or more and meet or exceed minimum required capital ratios, after considering its planned capital actions under a company-developed severely adverse scenario and a supervisory-prescribed severely adverse scenario. Pursuant to these requirements, BFC submitted a two-year capital plan to the FRB in January 2014. The FRB is expected to provide its decision on the proposed capital actions contained within BFC’s 2014 Capital Plan in March 2014. BMO Harris Bank N.A. (BHB) was subject to similar capital planning requirements by the Office of the Comptroller of Currency (OCC).

The FRB finalized a rule (the FBO Rule) that implements the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. The FBO Rule establishes new requirements relating to risk-based capital, leverage limits, liquidity standards, risk-management frameworks, concentration and credit exposure limits, resolution planning and credit exposure reporting.

The OCC issued for comment proposed guidelines for the design and implementation of a risk governance framework for large national banks, and board of director oversight of the risk governance framework’s design and implementation. As proposed, the guidelines would apply to our principal U.S. subsidiary bank, BHB, and establish specific roles and responsibilities focused on risk management for front line units, risk management, internal audit, bank boards and CEOs.

The Volcker Rule, which prohibits banking entities and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds, was finalized in December 2013. The U.S. federal banking agencies, the Securities and Exchange Commission and the Commodity Futures Trading Commission have confirmed that banking entities have until July 2015, to conform all of their activities and investments, or longer if the period is extended. Banking entities are expected to engage in good-faith planning efforts and work toward compliance during this period.

The Consumer Financial Protection Bureau, which enforces certain U.S. federal consumer finance laws, has stated that it will closely scrutinize indirect auto lenders to focus on compliance, including with fair lending laws.

(1) Tier 1 Common Ratio is defined as the ratio of Tier 1 Common Capital to total risk-weighted assets under U.S. Basel I rules.

Caution

This Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

24• BMO Financial Group First Quarter Report 2014

Select Financial Instruments

Pages 65 and 66 of BMO’s 2013 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in the select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2013 Annual Report, other than the expected maturity of the $1.05 billion of Series 2013 Apex Notes that occurred on December 30, 2013.

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 77 to 99 of BMO’s 2013 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Below are parts of our consolidated balance sheet that are subject to market risk, showing balances that are mainly subject to traded risk and non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 18

	Market risk measure
	As at January 31, 2014				As at October 31, 2013

	Subject to Market Risk				Subject to Market Risk

(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non- traded risk (2)	Not subject to Market Risk	Consolidated Balance Sheet	Traded risk (1)	Non- traded risk (2)	Not subject to Market Risk	Main risk factors for non-traded risk balances

Assets
Cash and Cash Equivalents	34,112	-	-	34,112	26,089	-	-	26,089
Interest bearing deposits with banks	6,586	687	5,899	-	6,518	1,511	5,007	-	Interest rate
Securities
Trading (3)(4)	85,957	80,288	5,669	-	75,159	69,393	5,766	-	Interest rate
Available-for-sale	55,736	30,007	25,729	-	53,710	27,817	25,893	-	Interest rate
Held-to-maturity	8,254	-	8,254	-	6,032	-	6,032	-	Interest rate
Other	994	-	994	-	899	-	899	-	Equity
Securities borrowed or purchased under resale agreements	53,579	53,579	-	-	39,799	39,799	-	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	289,750	-	289,750	-	279,294	-	279,294	-	Interest rate, foreign exchange
Derivative instruments	37,502	36,495	1,007	-	30,259	29,484	775	-	Interest rate, foreign exchange
Other assets (4)	20,192	1,253	7,093	11,846	19,285	828	6,864	11,593	Interest rate

Total Assets	592,662	202,309	344,395	45,958	537,044	168,832	330,530	37,682

Liabilities
Deposits	398,393	6,780	391,613	-	368,369	5,928	362,441	-	Interest rate, foreign exchange
Derivative instruments	36,843	35,617	1,226	-	31,974	31,184	790	-	Interest rate, foreign exchange
Acceptances	9,207	-	9,207	-	8,472	-	8,472	-	Interest rate
Securities sold but not yet purchased	26,646	26,646	-	-	22,446	22,446	-	-	Interest rate
Securities lent or sold under repurchase agreements	44,789	44,789	-	-	28,884	28,884	-	-	Interest rate
Other liabilities (4)	40,086	1,635	37,950	501	41,724	2,176	39,003	545	Interest rate
Subordinated debt	3,983	-	3,983	-	3,996	-	3,996	-	Interest rate

Total Liabilities	559,947	115,467	443,979	501	505,865	90,618	414,702	545

(1)	Includes BMO’s balance sheet items subject to the trading and underwriting risk management framework.
(2)	Includes BMO’s balance sheet items subject to the structural balance sheet and insurance risk management framework.
(3)	Includes securities designated at fair value through profit or loss.
(4)	Includes balances relating to our insurance business.

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) increased over the quarter generally due to client facilitation activity within our equity books along with higher levels of interest rate exposure. There was a partially offsetting improvement in overall diversification benefit. The available-for-sale (AFS) VaR increased mainly as a function of additional securities held in fixed income portfolios. Total Trading Stressed VaR increased mainly due to heightened equity exposures broadly reflecting the changes in Trading VaR for the quarter.

There were no significant changes in our non-trading (structural) market risk management practices during the quarter. Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural earnings exposure to falling interest rates primarily reflects the risk of prime-based loans repricing at lower rates. Economic value and earnings interest rate sensitivities remained largely unchanged over the quarter.

BMO’s market risk management practices and key measures are outlined on pages 87 to 91 of BMO’s 2013 Annual Report.

BMO Financial Group First Quarter Report 2014 • 25

Total Trading Value at Risk (VaR) Summary ($ in millions)* **	Table 19

	For the quarter ended January 31, 2014				As at October 31, 2013

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end

Commodity VaR	(0.5)	(0.5)	(0.8)	(0.3)	(0.4)
Equity VaR	(8.5)	(8.4)	(10.6)	(5.0)	(6.1)
Foreign exchange VaR	(2.1)	(1.9)	(3.2)	(0.5)	(0.5)
Interest rate VaR	(5.7)	(5.9)	(8.3)	(4.1)	(4.6)
Credit VaR	(5.6)	(5.4)	(6.2)	(4.6)	(5.0)
Diversification	10.8	10.5	nm	nm	7.5

Total Trading VaR	(11.6)	(11.6)	(13.8)	(8.6)	(9.1)

Total AFS VaR	(12.7)	(12.9)	(14.5)	(10.2)	(10.1)

* Total Trading VaR and AFS VaR above are subject to BMO Capital Markets trading management framework.

** One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary ($ in millions)* **	Table 20

	For the quarter ended January 31, 2014				As at October 31, 2013

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end

Commodity SVaR	(4.0)	(4.5)	(7.7)	(1.8)	(4.7)
Equity SVaR	(35.1)	(22.9)	(38.0)	(6.5)	(9.8)
Foreign exchange SVaR	(10.4)	(5.7)	(10.9)	(0.8)	(0.8)
Interest rate SVaR	(12.9)	(10.8)	(15.2)	(8.5)	(9.5)
Credit SVaR	(13.8)	(12.4)	(13.8)	(11.0)	(11.0)
Diversification	29.8	25.8	nm	nm	19.9

Total Trading SVaR	(46.4)	(30.5)	(46.4)	(11.5)	(15.9)

* Stressed VaR is produced weekly.

** One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ in millions)* **	Table 21

	Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After tax)

(Canadian equivalent)	January 31, 2014	October 31, 2013	January 31, 2014	October 31, 2013

100 basis point increase	(500.3)	(503.1)	95.8	95.4
100 basis point decrease	301.7	340.1	(75.0)	(90.8)

200 basis point increase	(1,090.1)	(1,078.8)	158.8	158.1
200 basis point decrease	350.8	442.7	(102.9)	(113.7)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at January 31, 2014, results in an increase in earnings after tax of $72 million and an increase in before tax economic value of $368 million ($81 million and $335 million, respectively, at October 31, 2013). A 100 basis point decrease in interest rates at January 31, 2014, results in a decrease in earnings after tax of $61 million and a decrease in before tax economic value of $435 million ($66 million and $399 million, respectively, at October 31, 2013). These impacts are not reflected in the table above.

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

Liquid and Unencumbered Assets

BMO’s liquid assets are primarily held in our trading businesses and in supplemental liquidity pools that are maintained for contingency purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements.

BMO’s liquid assets are summarized in Table 22 below. In the ordinary course of the bank’s day-to-day business activities, BMO may encumber a portion of cash and security holdings as collateral to support its trading activities and participation in clearing and payment systems. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO owned cash and securities and securities borrowed or purchased under resale agreements plus other off-balance sheet eligible collateral received less collateral encumbered, totalled $180.7 billion at January 31, 2014, compared with $160.6 billion at October 31, 2013. The increase in unencumbered liquid assets was primarily due to higher cash and security balances. Net unencumbered liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank, and in BMO’s broker/dealer operations in Canada and internationally. In addition to liquid assets, BMO retains access to the Bank of Canada’s emergency lending assistance program, Federal Reserve Bank discount window in the U.S. and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured wholesale funding. Table 23 provides a summary of total encumbered and unencumbered assets.

26• BMO Financial Group First Quarter Report 2014

Liquid Assets	Table 22

	As at January 31, 2014					As at October 31, 2013

($ in million)	Carrying Value/On- Balance Sheet Assets (1)	Other Cash & Securities Received	Total Gross Assets (2)	Encumbered Assets	Net Unencumbered Assets (3)	Net Unencumbered Assets (3)

Cash and cash equivalents	34,112	-	34,112	1,381	32,731	24,878
Deposits in other banks	6,586	-	6,586	-	6,586	6,518
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral Development Banks	107,218	11,746	118,964	72,588	46,376	51,249
Mortgage-backed securities and collateralized mortgage obligations	13,329	619	13,948	605	13,343	10,543
Corporate debt	22,885	6,242	29,127	3,247	25,880	19,008
Corporate equity	61,088	17,059	78,147	36,684	41,463	37,020

Total securities and securities borrowed or purchased under resale agreements	204,520	35,666	240,186	113,124	127,062	117,820
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	15,629	-	15,629	1,333	14,296	11,425

Total liquid assets	260,847	35,666	296,513	115,838	180,675	160,641

Other assets eligible at central banks (not included above) (5)	100,400	-	100,400	452	99,948	101,712
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	361,247	35,666	396,913	116,290	280,623	262,353

(1)	The carrying values outlined in this table are consistent with the carrying values in the Bank’s balance sheet as at January 31, 2014.
(2)	Gross assets include on-balance sheet and off-balance sheet assets.
(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.
(4)	Under IFRS, NHA mortgage-backed securities (MBS) that include BMO’s originated mortgages as the underlying collateral are classified as loans. Unencumbered NHA MBS securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.
(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for collateral do not include other sources of additional liquidity that may be realized from the loan portfolio including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

Asset Encumbrance ($ in millions)	Table 23

	Total Gross Assets (1)	Encumbered (2)		Net Unencumbered

As at January 31, 2014		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and bank deposits	40,698	-	1,381	416	38,901
Securities (5)	255,815	87,047	27,410	7,399	133,959
Loans and acceptances	274,121	37,835	1,957	134,381	99,948
Other assets
Derivative Instruments	37,502	-	-	37,502	-
Premises and equipment	2,220	-	-	2,220	-
Goodwill	4,052	-	-	4,052	-
Intangible assets	1,558	-	-	1,558	-
Current tax assets	1,030	-	-	1,030	-
Deferred tax assets	2,986	-	-	2,986	-
Other	8,346	-	-	8,346	-

Total other assets	57,694	-	-	57,694	-

Total	628,328	124,882	30,748	199,890	272,808

	Total Gross Assets (1)	Encumbered (2)		Net Unencumbered

As at October 31, 2013		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and bank deposits	32,607	-	1,211	1,467	29,929
Securities (5)	217,427	64,168	24,014	6,815	122,430
Loans and acceptances	265,719	38,067	1,956	123,984	101,712
Other assets
Derivative Instruments	30,259	-	-	30,259	-
Premises and equipment	2,168	-	-	2,168	-
Goodwill	3,819	-	-	3,819	-
Intangible assets	1,511	-	-	1,511	-
Current tax assets	1,065	-	-	1,065	-
Deferred tax assets	3,027	-	-	3,027	-
Other	7,695	-	-	7,695	-

Total other assets	49,544	-	-	49,544	-

Total	565,297	102,235	27,181	181,810	254,071

(1)	Gross assets include on-balance sheet and off-balance sheet assets.
(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets that are not available for use for legal or other reasons such as restricted cash and short sales.
(3)	Other unencumbered assets include select holdings management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $7.8 billion as at January 31, 2014, which include securities held in BMO’s insurance subsidiary, credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.
(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization covered bond issuances and FHLB advances.
(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO Financial Group First Quarter Report 2014 • 27

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets be longer term (typically maturing in two to ten years) to better match the term to maturity for these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), and is aligned with the liquidity of the assets being funded. Trading assets are subject to haircuts in order to reflect the potential for lower market values and liquidity during times of market stress. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, along with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits include core deposits and larger retail and commercial fixed-rate customer deposits. Customer deposits totalled $227.9 billion at January 31, 2014, up from $220.6 billion at October 31, 2013. BMO also receives non-marketable deposits from corporate and non-financial institutional customers. These deposits totalled $27.5 billion as at January 31, 2014.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $171.1 billion at January 31, 2014, with $36.4 billion sourced as secured funding and $134.7 billion sourced as unsecured funding. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24 below. BMO maintains a sizeable portfolio of unencumbered liquid assets totalling $180.7 billion as of January 31, 2014, that can be monetized to meet potential funding requirements, as described in the Liquid and Unencumbered Assets section above.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

Wholesale Funding Maturities ($ in millions) (1)									Table 24
As at January 31, 2014	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total

Deposits from banks (2)	14,787	5,775	135	16	20,713	-	-	-	20,713
Certificates of deposit and commercial paper	16,174	22,347	8,334	7,119	53,974	151	-	-	54,125
Bearer deposit notes	2,141	3,181	133	250	5,705	-	-	-	5,705
Senior unsecured medium-term notes	40	1,862	-	1,420	3,322	11,750	22,700	4,514	42,286
Senior unsecured structured notes (3)	20	58	72	467	617	511	2,513	3,019	6,660
Covered bonds / Asset-backed securities /ABCP*
ABCP*	1,578	1,280	864	84	3,806	-	-	-	3,806
Mortgage securitizations	945	-	-	652	1,597	2,900	7,744	4,426	16,667
Covered bonds	-	-	-	2,228	2,228	3,898	2,228	-	8,354
Credit card securitizations	-	-	-	-	-	926	3,990	-	4,916
FHLB advances	-	-	-	-	-	-	2,645	-	2,645
Subordinated debt (4)	-	-	-	-	-	318	329	4,549	5,196

Total	35,685	34,503	9,538	12,236	91,962	20,454	42,149	16,508	171,073

Secured	2,523	1,280	864	2,964	7,631	7,724	16,607	4,426	36,388
Unsecured	33,162	33,223	8,674	9,272	84,331	12,730	25,542	12,082	134,685

Total (5)	35,685	34,503	9,538	12,236	91,962	20,454	42,149	16,508	171,073

*Asset-backed commercial paper
(1)	Wholesale funding excludes repo transactions and bankers acceptances, which are disclosed in the contractual maturity table in Note 17 of the financial statements. Wholesale funding also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Except for deposits from banks, which primarily consist of bank deposits sourced to support trading products activities, unsecured funding refers to funding through issuance of marketable, negotiable securities.
(3)	Primarily issued to retail investors.
(4)	Although part of regulatory capital, subordinated debt is reported in this table in accordance with EDTF recommended disclosures.
(5)	Total wholesale funding consists of Canadian-dollar-denominated funding of $61 billion and U.S.-dollar and other foreign-denominated funding of $110 billion as at January 31, 2014.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have other consequences, including those set out in Note 10 to the audited consolidated financial statements on page 150 of BMO’s 2013 Annual Report.

The credit ratings assigned to BMO’s senior debt by the rating agencies are indicative of high-grade, high-quality issues. The ratings as at January 31, 2014, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+).

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at January 31, 2014, the bank would be required to provide additional collateral to counterparties totalling $64 million and $272 million under a one-notch and two-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on pages 95 and 96 of BMO’s 2013 Annual Report.

28• BMO Financial Group First Quarter Report 2014

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Information and Cyber Security Risk section on page 79 and in the Operational Risk section on page 94 of BMO’s 2013 Annual Report.

Derivative Transactions

With limited exceptions, we utilize the International Swaps and Derivatives Association (ISDA) Master Agreement to document our contractual trading relationships with our counterparties for over-the-counter (OTC) derivatives. ISDA Master Agreements set out the legal framework and standard terms that apply to all derivative transactions entered into bilaterally between the parties. In addition to providing Events of Default and Termination Events which can lead to the early termination of transactions prior to their maturity date, ISDA Master Agreements also contain rules for the calculation and netting of termination values (also known as Close-out Amounts) for transactions between counterparties to identify a single net aggregate amount payable by one party to the other.

Credit Support Annexes (CSAs) are commonly included with ISDA Master Agreements to provide for the exchange of collateral between the parties where one party’s OTC derivatives exposure to the other party exceeds an agreed amount (Threshold). The purpose of collateralization is to mitigate counterparty credit risk. Collateral can be exchanged as initial margin and/or variation margin. CSAs outline, among other things, provisions setting out acceptable collateral types (e.g. government treasuries and cash) and how they will be valued (discounts are often applied to the market values), as well as Thresholds, whether or not the collateral can be re-pledged by the recipient and how interest is calculated.

Table 25 represents the notional amounts of our OTC derivative contracts comprised of those which are centrally cleared and settled through a designated clearing house and those which are non-centrally cleared. The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the payments that must be exchanged under the contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in our Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in our Consolidated Balance Sheet.

Over-the-Counter Derivatives (Notional Amounts)						Table 25
	Non-centrally cleared		Centrally cleared		Total
(Canadian $ in millions)	Q1-2014	Q4-2013	Q1-2014	Q4-2013	Q1-2014	Q4-2013

Interest Rate Contracts
Swaps	1,076,484	1,084,369	1,419,799	1,140,417	2,496,283	2,224,786
Forward rate agreements	68,307	52,137	398,092	347,614	466,399	399,751
Purchased options	18,274	18,283	-	-	18,274	18,283
Written options	23,355	23,020	-	-	23,355	23,020

Total interest rate contracts	1,186,420	1,177,809	1,817,891	1,488,031	3,004,311	2,665,840

Foreign Exchange Contracts
Cross-currency swaps	46,850	44,834	-	-	46,850	44,834
Cross-currency interest rate swaps	267,286	255,337	-	-	267,286	255,337
Forward foreign exchange contracts	259,352	263,607	-	-	259,352	263,607
Purchased options	13,060	10,923	-	-	13,060	10,923
Written options	18,071	13,530	-	-	18,071	13,530

Total foreign exchange contracts	604,619	588,231	-	-	604,619	588,231

Commodity Contracts
Swaps	16,727	15,122	-	-	16,727	15,122
Purchased options	9,000	8,081	-	-	9,000	8,081
Written options	4,846	4,285	-	-	4,846	4,285

Total commodity contracts	30,573	27,488	-	-	30,573	27,488

Equity contracts	39,664	39,360	-	-	39,664	39,360

Credit Default Swaps
Purchased	7,754	8,541	314	294	8,068	8,835
Written	11,729	13,072	453	216	12,182	13,288

Total credit default swaps	19,483	21,613	767	510	20,250	22,123

Total	1,880,759	1,854,501	1,818,658	1,488,541	3,699,417	3,343,042

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 67, 68, 119 and 120 of BMO’s 2013 Annual Report. Our exposure to select countries of interest, as at January 31, 2014, is set out in the tables that follow, which summarize our exposure to Greece, Ireland, Italy, Portugal and Spain (GIIPS) along with a broader group of countries of interest in Europe where our gross exposure is greater than $500 million. Our gross and net portfolio exposures are summarized in Table 26 for lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. These totals are further broken down by counterparty type in Tables 27 to 29. There has been limited change in our exposures.

For greater clarity, BMO’s CDS exposures in Europe are outlined separately in Table 30. As part of our credit risk management framework, purchased CDS risk is controlled through a regularly reviewed list of approved counterparties. The majority of CDS exposures are offsetting in nature, typically contain matched contractual terms and are attributable to legacy credit trading strategies that have been in run-off mode since 2008.

BMO Financial Group First Quarter Report 2014 • 29

European Exposure by Country and Counterparty (10) (Canadian $ in millions)									Table 26
As at January 31, 2014
	Lending (1)		Securities (2)		Repo-Style Trans. (3)		Derivatives (4)		Total

Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	32	-	28	-	89	2	45	7	194	9
Italy	24	24	182	-	24	-	12	7	242	31
Portugal	-	-	111	-	-	-	1	1	112	1
Spain	88	78	134	-	-	-	7	1	229	79

Total – GIIPS (6)	144	102	455	-	113	2	65	16	777	120

Eurozone (excluding GIIPS)
France	58	16	679	546	2,803	21	234	47	3,774	630
Germany	34	33	1,690	1,371	1,413	30	220	10	3,357	1,444
Netherlands	331	163	884	805	1,297	4	56	12	2,568	984
Other (7)	466	269	545	403	35	5	83	37	1,129	714

Total – Eurozone (excluding GIIPS) (8)	889	481	3,798	3,125	5,548	60	593	106	10,828	3,772

Rest of Europe
Denmark	15	15	754	752	247	-	5	5	1,021	772
Norway	19	19	1,332	1,332	571	-	42	42	1,964	1,393
Russian Federation	639	639	-	-	-	-	-	-	639	639
Sweden	184	82	295	295	222	-	3	2	704	379
Switzerland	506	163	51	-	490	5	3	1	1,050	169
United Kingdom	386	231	431	190	4,569	35	355	53	5,741	509
Other (7)	-	-	353	-	-	-	1	1	354	1

Total - Rest of Europe (8)	1,749	1,149	3,216	2,569	6,099	40	409	104	11,473	3,862

Total - All of Europe	2,782	1,732	7,469	5,694	11,760	102	1,067	226	23,078	7,754

As at October 31, 2013
	Lending (1)		Securities (2)		Repo-Style Trans. (3)		Derivatives (4)		Total

Country	Commitments	Funded	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Total - GIIPS	79	79	477	-	81	1	45	6	682	86

Total – Eurozone (excluding GIIPS)	802	462	3,445	2,779	5,199	17	358	103	9,804	3,361

Total - Rest of Europe	1,659	956	3,410	2,772	4,044	57	262	115	9,375	3,900

Total - All of Europe	2,540	1,497	7,332	5,551	9,324	75	665	224	19,861	7,347

(1)	Lending includes loans and trade finance. Amounts are net of write-offs and gross of specific allowances, both of which are not considered material.
(2)	Securities include cash products, insurance investments and traded credit. Gross traded credit includes only the long positions and excludes offsetting short positions.
(3)	Repo-style transactions are all with bank counterparties.
(4)	Derivatives amounts are marked-to-market, incorporating transaction netting and, for counterparties where a Credit Support Annex is in effect, collateral offsets. Derivative replacement risk net of collateral for all of Europe is approximately $4.0 billion as at January 31, 2014.
(5)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $85 million as at January 31, 2014.
(6)	BMO’s direct exposures to GIIPS are primarily to banks for trade finance and trading products. Net exposures remain modest at $120 million, with $42 million unfunded commitments as at January 31, 2014.
(7)	Includes countries with less than $500 million in gross exposure. Other Eurozone includes exposures to Austria, Belgium, Cyprus, Finland, Luxembourg, Slovakia and Slovenia. Other Rest of Europe includes exposures to Croatia, Czech Republic, Hungary, Iceland and Poland.
(8)	BMO’s net direct exposure to the other Eurozone countries (the other 12 countries that share the common euro currency) as at January 31, 2014, totalled approximately $3.8 billion, of which 53% was to counterparties in countries with a rating of Aaa/AAA by both Moody’s and S&P, with approximately 81% rated Aaa/AAA by one of the two rating agencies. Our net direct exposure to the rest of Europe totalled approximately $3.9 billion, of which 70% was to counterparties in countries with a Moody’s/S&P rating of Aaa/AAA. A significant majority of our sovereign exposure consists of tradeable cash products, while exposure related to banks was comprised of trading instruments, short-term debt, derivative positions and letters of credit and guarantees.
(9)	Sovereign includes sovereign-backed bank cash products.
(10)	Other exposures (including indirect exposures) not included in the tables as at January 31, 2014:
	•	BMO also has exposure to entities in a number of European countries through our credit protection vehicle and U.S customer securitization vehicle. These exposures are not included in the tables due to the credit protection incorporated in their structures.
		–	BMO has direct exposure to those credit structures, which in turn have exposures to loans or securities originated by entities in Europe. As noted on page 66 in BMO’s 2013 Annual Report, in the Credit Protection Vehicle section, this structure has first-loss protection and hedges are in place.
		–	The notional exposure held in the credit protection vehicle to issuers in Greece, Italy and Spain represented 4.2%, of its total notional exposure. The credit protection vehicle had notional exposure to five of the other 12 countries that share the euro currency. This exposure represented 11.8% of total notional exposure, of which 71% was rated investment grade by both S&P and Moody’s. The notional exposure to the rest of Europe was 15.1% of total notional exposure, with 100% rated investment grade by S&P (94% by Moody’s). The vehicle benefits from significant risk loss protection and as a result residual credit risk is very low.
		–	BMO has exposure to GIIPS and other European countries through our U.S. customer securitization vehicle, which has commitments that involve reliance on collateral of which 0.23% represents loans or securities originated by entities in Europe. At year end, exposure to Luxembourg was the largest component at 0.10%. Exposure to Spain was approximately 0.06%, and there was no exposure to Italy, Ireland, Greece or Portugal.
	•	BMO has exposure to European supranational institutions totalling $0.2 billion, predominantly in the form of tradeable cash products.
	•	BMO’s indirect exposure to Europe in the form of euro-denominated collateral to support trading activity was €516 million in securities issued by entities in European countries, of which €8 million was held in securities related to GIIPS and €159 million was in French securities. In addition, €192 million of cash collateral was also held at January 31, 2014.
	•	Indirect exposure by way of guarantees from entities in European countries totalled $760.3 million, of which $5.7 million was exposure to GIIPS, $445.1 million to the other Eurozone countries and $309.5 million to the rest of Europe.

30• BMO Financial Group First Quarter Report 2014

European Lending Exposure by Country and Counterparty (10) (Canadian $ in millions)	Table 27

As at January 31, 2014
	Lending (1)
	Commitments				Funded
Country	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	32	-	32	-	-	-	-
Italy	24	-	-	24	24	-	-	24
Portugal	-	-	-	-	-	-	-	-
Spain	78	10	-	88	78	-	-	78

Total - GIIPS	102	42	-	144	102	-	-	102

Eurozone (excluding GIIPS)
France	16	42	-	58	16	-	-	16
Germany	24	10	-	34	24	9	-	33
Netherlands	27	304	-	331	27	136	-	163
Other (7)	342	124	-	466	229	40	-	269

Total - Eurozone (excluding GIIPS)	409	480	-	889	296	185	-	481

Rest of Europe
Denmark	15	-	-	15	15	-	-	15
Norway	19	-	-	19	19	-	-	19
Russian Federation	611	28	-	639	611	28	-	639
Sweden	23	161	-	184	23	59	-	82
Switzerland	3	503	-	506	3	160	-	163
United Kingdom	146	240	-	386	146	85	-	231
Other (7)	-	-	-	-	-	-	-	-

Total - Rest of Europe	817	932	-	1,749	817	332	-	1,149

Total - All of Europe	1,328	1,454	-	2,782	1,215	517	-	1,732

Refer to footnotes in Table 26.

BMO Financial Group First Quarter Report 2014 • 31

European Securities Exposure by Country and Counterparty (10) (Canadian $ in millions)	Table 28

As at January 31, 2014
	Securities (2)
	Gross				Net
Country	Bank	Corporate	Sovereign (9)	Total	Bank	Corporate	Sovereign (9)	Total

GIIPS
Greece	-	-	-	-	-	-	-	-
Ireland (5)	-	-	28	28	-	-	-	-
Italy	45	24	113	182	-	-	-	-
Portugal	-	-	111	111	-	-	-	-
Spain	45	44	45	134	-	-	-	-

Total - GIIPS	90	68	297	455	-	-	-	-

Eurozone (excluding GIIPS)
France	34	99	546	679	-	-	546	546
Germany	143	205	1,342	1,690	-	29	1,342	1,371
Netherlands	688	85	111	884	687	7	111	805
Other (7)	36	30	479	545	-	-	403	403

Total - Eurozone (excluding GIIPS)	901	419	2,478	3,798	687	36	2,402	3,125

Rest of Europe
Denmark	569	2	183	754	569	-	183	752
Norway	1,332	-	-	1,332	1,332	-	-	1,332
Russian Federation	-	-	-	-	-	-	-	-
Sweden	295	-	-	295	295	-	-	295
Switzerland	12	39	-	51	-	-	-	-
United Kingdom	118	227	86	431	55	-	86	190
Other (7)	-	-	353	353	-	-	-	-

Total - Rest of Europe	2,326	268	622	3,216	2,251	49	269	2,569

Total - All of Europe	3,317	755	3,397	7,469	2,938	85	2,671	5,694

Refer to footnotes in Table 26.

European Repo and Derivatives Exposure by Country and Counterparty (10) (Canadian $ in millions)	Table 29

As at January 31, 2014
	Repo-Style Trans. (3)		Derivatives (4)
	Gross	Net of Collateral	Gross				Net of Collateral

Country	Total	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (5)	89	2	39	6	-	45	1	6	-	7
Italy	24	-	8	4	-	12	3	4	-	7
Portugal	-	-	1	-	-	1	1	-	-	1
Spain	-	-	7	-	-	7	1	-	-	1

Total - GIIPS	113	2	55	10	-	65	6	10	-	16

Eurozone (excluding GIIPS)
France	2,803	21	234	-	-	234	47	-	-	47
Germany	1,413	30	220	-	-	220	10	-	-	10
Netherlands	1,297	4	55	1	-	56	11	1	-	12
Other (7)	35	5	56	20	7	83	10	20	7	37

Total - Eurozone (excluding GIIPS)	5,548	60	565	21	7	593	78	21	7	106

Rest of Europe
Denmark	247	-	5	-	-	5	5	-	-	5
Norway	571	-	42	-	-	42	42	-	-	42
Russian Federation	-	-	-	-	-	-	-	-	-	-
Sweden	222	-	3	-	-	3	2	-	-	2
Switzerland	490	5	3	-	-	3	1	-	-	1
United Kingdom	4,569	35	347	8	-	355	45	8	-	53
Other (7)	-	-	1	-	-	1	1	-	-	1

Total - Rest of Europe	6,099	40	401	8	-	409	96	8	-	104

Total - All of Europe	11,760	102	1,021	39	7	1,067	180	39	7	226

Refer to footnotes in Table 26.

32• BMO Financial Group First Quarter Report 2014

Credit Default Swaps (CDS) by Country and Credit Quality (Canadian $ in millions)	Table 30

As at January 31, 2014
	Fair Value					Notional

	Purchased		Written			Purchased			Written

Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non-Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Ireland (5)	-	-	(1)	-	(1)	(22)	-	(22)	22	-	22	-
Italy	1	-	(1)	-	-	(120)	-	(120)	120	-	120	-
Portugal	4	-	(5)	-	(1)	(90)	-	(90)	90	-	90	-
Spain	1	-	(1)	-	-	(84)	-	(84)	84	-	84	-

Total - GIIPS	6	-	(8)	-	(2)	(316)	-	(316)	316	-	316	-

Eurozone (excluding GIIPS)
France	(1)	-	-	-	(1)	(75)	-	(75)	59	-	59	(16)
Germany	(1)	-	1	-	-	(159)	-	(159)	144	-	144	(15)
Netherlands	-	-	-	-	-	(39)	-	(39)	36	-	36	(3)
Other (7)	-	-	-	-	-	(74)	-	(74)	74	-	74	-

Total – Eurozone (excluding GIIPS)	(2)	-	1	-	(1)	(347)	-	(347)	313	-	313	(34)

Rest of Europe
Denmark	-	-	-	-	-	(1)	-	(1)	1	-	1	-
Norway	-	-	-	-	-	-	-	-	-	-	-	-
Russian Federation	-	-	-	-	-	(4)	-	(4)	4	-	4	-
Sweden	-	-	-	-	-	-	-	-	-	-	-	-
Switzerland	(1)	-	-	-	(1)	(141)	-	(141)	34	-	34	(107)
United Kingdom	(1)	-	1	-	-	(124)	-	(124)	115	-	115	(9)
Other (7)	-	-	(1)	-	(1)	(293)	-	(293)	293	-	293	-

Total - Rest of Europe	(2)	-	-	-	(2)	(563)	-	(563)	447	-	447	(116)

Total - All of Europe	2	-	(7)	-	(5)	(1,226)	-	(1,226)	1,076	-	1,076	(150)

As at October 31, 2013
	Fair Value					Notional

	Purchased		Written			Purchased			Written

Country	Inv. Grade	Non-Inv. Grade	Inv. Grade	Non-Inv. Grade	Total Exposure	Inv. Grade	Non-Inv. Grade	Total	Inv. Grade	Non-Inv. Grade	Total	Total Exposure

Total - GIIPS	12	-	(12)	-	-	(464)	-	(464)	464	-	464	-

Total – Eurozone (excluding GIIPS)	(6)	-	4	-	(2)	(735)	-	(735)	661	14	675	(60)

Total - Rest of Europe	(3)	-	2	-	(1)	(895)	-	(895)	634	21	655	(240)

Total - All of Europe	3	-	(6)	-	(3)	(2,094)	-	(2,094)	1,759	35	1,794	(300)

Notes:

Refer to footnotes in table 26.

•	All purchased and written exposures are with bank counterparties.
•	39% of purchased and 49% of written CDS exposure is subject to complete restructuring trigger events (full restructuring). Under the terms of these contracts, any restructuring event qualifies as a credit event and any bond with a maturity of up to 30 years is deliverable against the contract.
•	61% of purchased and 50% of written CDS exposure is subject to modified-modified restructuring trigger events. Under the terms of these contracts, restructuring agreements count as a credit event; however, the deliverable obligation against the contract is limited to maturities of up to 60 months for restructured obligations and 30 months for all other obligations.
•	This table excludes $13 million of iTraxx CDS Index purchased protection. The index is comprised equally of 25 constituent names in the following regions: GIIPS (16%), Eurozone (excluding GIIPS) (44%) and rest of Europe (40%).

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2014 • 33

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2013 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 25, 2014, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 27, 2014, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Director, Investor Relations, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Chief Financial Officer,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary,

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

November $74.04

December $70.29

January $69.91

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

® Registered trademark of Bank of Montreal

Annual Meeting 2014 The next Annual Meeting of Shareholders will be held on Tuesday, April 1, 2014, in Toronto, Ontario.

34• BMO Financial Group First Quarter Report 2014